BW LPG INTEGRATED ANNUAL REPORT 2024

BW LPG

POWERED BY LPG
BW LIBRA

Shipping, trading, infrastructure

Cleaner energy for a changing world

A year of growth and positive change

 

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Capturing value across the LPG value chain

Refining
Consists of propane and butane which are extracted in refineries

Shipping
Shipped in liquid form around the world

Local distribution
Distributed by pipelines and trucks to end users

Exploration and production
LPG is a natural by-product of oil and natural gas

Trading
Traded on international markets

Infrastructure
Stored in onshore terminals

Who we are

BW LPG is the world's leading owner and operator of LPG vessels, with a fleet of over 50 Very Large Gas Carriers (VLGCs) and a total carrying capacity of over 4 million CBM. We have diversified our offering upstream into LPG trading and downstream into onshore infrastructure and distribution.

What is LPG?

LPG is a cleaner burning fuel that plays an important role in our transition to a lower-carbon future. It is a by-product of the oil and gas processing industry. It plays an important role in improving lives across the developing part of the world where it is often used to replace coal, wood and other biomass for heating and cooking. Because LPG has lower sulphur and carbon dioxide emissions, is cheap, and easy to transport and use, LPG can be easily adopted for cooking and heating in areas where access to more advanced grid-scale energy solutions is not yet available.



Listed on Oslo Stock Exchange (BWLPG) since November 2013



Listed on New York Stock Exchange (BWLP) since April 2024



>74%

Paid out more than 74% of earnings as dividends since the IPO in 2013

Return-focused company with a proven track record through the cycles



~US$1.7BN

Market cap (as of 31.12.24)

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Building on our past, looking to our future

2024: Looking to our future with a year of transformation

JANUARY — FEBRUARY — MARCH — APRIL — MAY — JUNE — JULY — AUGUST — SEPTEMBER — OCTOBER — NOVEMBER — DECEMBER

US$30 million investment in Confidence Petroleum in India

Ringing the bell on our dual listing on NYSE

Deal with Enterprise Terminal to increase cargo volume in the US Gulf

Redomiciled from Bermuda to Singapore

BW LPG agrees to acquire 12 VLGCs from Avance Gas

Successfully completed the delivery of 12 VLGCs from Avance Gas

A 90-year heritage in global shipping

Sigval Bergesen establishes Bergesen & Co. in Norway

Worldwide Shipping acquires Bergesen to become BW Group

BW LPG lists on Oslo Børs

Acquired Aurora LPG

Maas Capital acquired a 42% stake in BW LPG India

All 15 LPG retrofitted dual-fuel-powered VLGCs on water

Launched Product Services division

1940 — 1950 — 1960 — 1970 — 1980 — 1990 — 2000 — 2010 — 2011 — 2012 — 2013 — 2014 — 2015 — 2016 — 2017 — 2018 — 2019 — 2021 — 2022 — 2023 — 2024 — 2025

Sir Yue-Kong Pao establishes Worldwide Shipping in Singapore

Acquired Maersk Tankers' VLGC fleet

Established BW LPG India – a joint venture between BW LPG and Global United Shipping

Acquired Vilma Oil's LPG trading operations

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A leading global presence in three distinct inter-connected businesses

BW LPG operates in a global market that never sleeps. With a network of offices and shipping routes across the world, we provide 24/7 support for our customers' commercial and operational needs.



- ● BW LPG Office
- ● Support Office from BW Group
- → Major LPG trade routes

Oslo ● · **Madrid** ● · **Beijing** ● · **Dubai** ● · **Mumbai** ● · **Houston** ● · **Manila** ● · **Chennai** ● · **Singapore** ●



Product Services
Our trading arm

Sources and delivers LPG directly to a global network of buyers.

>5MT

Physical volume of LPG trade in 2024

Shipping
Our core business

World's leading owner and operator of Very Large Gas Carriers (VLGCs) for the transportation of LPG.

>50VLGCs

Total carrying capacity of over 4 million CBM

Infrastructure
Our value chain assets

Growing our downstream terminal infrastructure and LPG distribution presence.

US$**40**M

Investment into downstream distribution and ready for terminal investment

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BW LPG
INTEGRATED ANNUAL REPORT 2024

> BUSINESS & STRATEGY

> SUSTAINABILITY

> GOVERNANCE

> APPENDIX


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What's in this report


BUSINESS & STRATEGY

A clear strategy for growth in an evolving market


SUSTAINABILITY

Safely delivering cleaner fuels for a better world


GOVERNANCE

Stewardship for long–term value creation


APPENDIX

Further information

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BUSINESS & STRATEGY

A clear strategy for growth in an evolving market



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CEO's letter
Shipping, trading, infrastructure: Cleaner energy for a changing world



In the last 12 months, we have delivered on our clearly articulated strategy, extending beyond our core shipping business to capture value across the LPG supply chain.



As I reflect on my first full year as CEO, above all I am proud of the extraordinary efforts of the whole team across our network of offices and out on the oceans. It is their collective endeavour and all-round excellence that helped us achieve a truly transformational year in 2024.

After having set the strategy for 2024 to 2027, we formally defined three inter-collaborative business units across the LPG value chain, adding LPG trading and infrastructure to our shipping core business. We've also bolstered our shareholder base and visibility by listing on the New York Stock Exchange, and demonstrated our long-term commitment to our core shipping business through an expansional fleet acquisition from Avance Gas. These initiatives are a testament to the team, our operational excellence and our ongoing commitment to the communities in which we operate, always underpinned by our unshakable commitment to safety.

A year of transformation and growth

In the last 12 months, we have delivered on our clearly articulated strategy, extending beyond our core shipping business. Today, we are formally built around three distinct but inter-connected units: Shipping, Product Services (Trading) and onshore Infrastructure and distribution, that enable us to capture value across the entire LPG value chain. During 2024, we made notable progress across all three businesses. (See Business model, page 11.)

In a world characterised by continued geopolitical turbulence, commodity price fluctuations and many other factors beyond our control, this long-planned strategic evolution is crucial for our sustainable growth. It's an important step for reducing our downside risk by providing additional diversified revenue streams, as we participate in value creation across the LPG value chain. This helps mitigate exposure to fluctuations in the VLGC rates and provides us with valuable insights from across the market on which to make better decisions.

In April, we rang the bell on the New York Stock Exchange to mark our debut on the world's largest capital market, paving the way for further business growth. The rationale behind the dual listing was to increase liquidity in our shares and attract a larger and more diverse investor base, and more than 50% of our daily traded volumes are now in the US.

In August, we announced our acquisition of 12 Very Large Gas Carriers (VLGCs) from Avance Gas. All vessels were successfully delivered before the year end. The acquired vessels have grown our owned fleet by more than 40%, and the acquisition confirms our belief in our core shipping business and our conviction in the future growth of the LPG market. The US$1.05 billion deal added immediate commercial scale and operational leverage. It was important for us to acquire ships that were already on the water, contributing to revenue generation in a healthy rate environment. The fleet acquisition also represents a fleet renewal and further solidifies BW LPG's position as the world's leading owner and operator of VLGCs, with the largest number of LPG dual-fuel powered VLGCs. (See Shipping, page 16.)




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CEO's letter
Shipping, trading, infrastructure: Cleaner energy for a changing world (continued)

> We are putting in place the necessary steps to comply with the European Sustainability Reporting Standards (ESRS), ensuring we are well-prepared to meet the enhanced expectations for transparency and accountability.

Alongside this significant investment in the shipping business, BW Product Services continues to grow strongly following the acquisition of the LPG trading operations of Vilma Oil in 2022. More recently, the trading unit also announced a multi-year cargo contract with Enterprise Product Partners, which will support both our shipping and cargo trading activities. The trading business has also expanded its global footprint and increased its presence in Houston. (See Trading, page 20.) Further down the value chain, our first infrastructure investment is progressing as the work to construct an LPG terminal outside Mumbai is materialising. We thank our local partners, Ganesh Benzoplast Ltd. and Confidence Petroleum India Ltd. for their efforts and support in the project and driving it forward. We also invested in Confidence Petroleum to support their growth plans in their Indian LPG distribution operations, where demand for LPG continues to soar.

In light of these developments, the company has updated its purpose and vision to 'Best on water with cleaner energy' and 'Delivering energy for a better world' respectively. (See Purpose, vision, values, page 9.) These changes reflect the fact that BW LPG has built on its long history in shipping to encompass adjacent areas of the LPG market, and has expanded its remit to potentially include transporting and trading other transition fuels such as ammonia.

As we look ahead to the upcoming fiscal year, BW LPG is actively progressing toward alignment with the Corporate Sustainability Reporting Directive (CSRD). We are laying the groundwork to integrate European Sustainability Reporting Standards (ESRS), ensuring that we are well-prepared to meet the enhanced expectations for transparency and accountability. This marks another milestone in our journey to create long-term value while addressing the needs of our stakeholders.

Deepening our commitment to sustainability and community

The global clean-energy transition starts with our actions now. We are committed to improving the energy efficiency of our operations and reducing greenhouse gas (GHG) emissions in a safe and cost-efficient manner. Also waste and water management are critical for us as they directly contribute to minimising the environmental footprint of our operations.

On the social front, we continue to champion a culture of Zero Harm, prioritising the health, safety and well-being of our people. Diversity and inclusion remain central to our values, as we embrace the strength that different perspectives bring to our teams. Together, these commitments underline our vision of driving progress responsibly and equitably in the maritime sector. (See Sustainability section from page 24.)

Our wider community engagement is focused on two areas that are close to our hearts. We believe that improving gender diversity is key to the long-term success of our industry and our business.

To inspire and to enable diverse talent for our future, we continue to offer scholarships to selected female cadets enrolled at the Indian Maritime University (IMU) together with our ship management partner Synergy Marine Group. In a further commitment to the Indian communities in which we operate, we are proud to continue our partnership with Akshaya Patra Foundation, an Indian nonprofit working with the Government to participate in the mission to bring nutritious meals to millions of children at school. (See Corporate Social Responsibility, page 42.)

I am proud of the team's achievements in 2024, and as we look ahead, I am confident that our dedication, commitment, and resilience will continue to drive our success. We remain focused on serving the best interests of our shareholders and stakeholders, fostering sustainable growth and creating long-term value.

> Diversity and inclusion remain central to our values, as we embrace the strength that different perspectives bring to our teams.

Kristian Sørensen
Chief Executive Officer

 

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What matters to us: Purpose, vision, values
Delivering energy for a better world

Sailing forward with fresh impetus behind a new purpose and vision that reflect our robust, diversified business model.

Purpose
**Delivering energy
for a better world**

Vision
**Best on water with
cleaner energy**

Values
**Our CARE values represent the behaviours we expect
from all our employees in their everyday activities**



Collaborative
– We engage our customers to find solutions together

– We interact positively and constructively with our colleagues

– We are open and authentic in everything we do



Ambitious
– To be our customers' first choice we must be responsive and excel in what we do

– We challenge our own performance and goals, as individuals and as teams

– We give and we value honest and respectful feedback



Reliable
– We deliver on our promises to customers and colleagues

– We recognise that accountability and reliability are essential for success

– We act with integrity and uphold high ethical standards



Enduring
– We serve our customers with a long-term perspective

– We persevere based on our commitment to make a positive impact

– We are attuned to the changes around us, and adapt to stay relevant




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What matters to us: Sustainability overview
A long-term perspective

At BW LPG, sustainability is about working with a long-term perspective in mind.

It is reflected in how we manage our business and being a responsible corporate citizen, by collaborating with stakeholders to mitigate operational impacts on the environment and contributing to the communities we serve.

As the world's leading owner and operator of VLGCs and affiliated with BW Group, sustainability is at the core of our business activities. We have the responsibility and ability to influence at scale.

Our sustainability commitment is anchored upon three pillars – Environment, Social and Governance with priorities defined for each pillar. These priorities have underlying material topics determined through our double materiality assessment to ensure an all-encompassing focus on ESG issues that matter most to us.

Our three sustainability pillars

Environment

Commitment

Optimise our environmental actions as a responsible maritime and energy stakeholder

Social

Commitment

Protect and advance the interests of our workforce

Governance

Commitment

Uphold transparency and integrity in all business transactions

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Business model
Capturing value across the LPG supply chain

Input (capital)



Financial
– Strong cash flow and ample liquidity
– Low leverage
– Diversified revenues



Physical
– World's largest fleet of VLGCs
– Global network of offices



Intellectual
– Strong brand and history
– Pioneer in LPG propulsion
– Technological and operational know-how



Human
– 1,400+ employees and crew
– 80+ years of maritime experience



Social and relationship
– Trusted partnerships with network of stakeholders

Value creation model

BW LPG comprises three inter-connected businesses operating across the LPG value chain in shipping, trading and infrastructure.



Product Services
Our trading arm
Shipping
Our core business
Infrastructure
Our value chain assets

While LPG shipping remains at the heart of our business, we have evolved our business model in recent years to diversify revenue streams and mitigate the impact of volatile LPG pricing and the many other macro-economic factors that are beyond our control. This has led to a strong balance sheet, optimised fleet profile, successful corporate expansion, and continued investor interest.

Read about our businesses on page 16.

Output



Financial
– Strong returns to shareholders
– Investment in the sustainable future of three business units



Physical
– Increased fleet size
– Development of onshore infrastructure & downstream distribution



Intellectual
– New expertise in trading and infrastructure businesses
– Continued innovation in the future of sustainable shipping



Human
– Strong safety record
– High employee satisfaction



Social and relationship
– Listing on NYSE
– Partnership with Akshaya Patra Foundation to help improve communities in which we operate

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Highlights

Return to shareholders

		Market capitalisation	Annual returns to investors since IPO[1]
Strengthening our capital market platform with dual listing	2013 OSLO BØRS / 2024 NYSE	~US$1.7 BN	24%
	Dividend yield[2]	Dividend per share	Payout ratio shipping NPAT[3]
Since IPO in 2013 we have paid out 74% of our earnings in dividends	21%	US$2.42	123%

Shipping performance

Fleet utilisation	TCE income – calendar days	TCE income – available days
96%	US$47,400/DAY	US$48,300/DAY
Time charter income – available days	Time charter coverage	Cost savings from using LPG as a fuel
US$43,500/DAY	35%	US$11M

Financial performance

Earnings per share	Return on equity	Net profit after tax	Net leverage ratio
US$2.64	22%	US$395M	33%

People

Crew	Crew TRCF	Onshore	Onshore diversity
1,310 Crew	0.51 ≤1.2 target (2024)	119 Employees	21 Nationalities

Trading performance

Net asset value	Gross profit	Net profit	BW LPG VLGC cargoes lifted by BW PS
US$130M	US$145M	US$99M	10%

Decarbonisation

Scope 1 GHG emissions (whole fleet)	Carbon Intensity Index (owned fleet)
11% ↓ From 2019 baseline[4]	6.3 gCO$_2$ per Tonne-nautical mile ↓ 7.0 CII 2024 target

1. Per 31.12.2024, assuming dividends are reinvested at spot price.
2. Based on share price as at 31.12.2024.

3. Calculated as profit attributable to equity holders of BW LPG less BW LPG's share of BW Product Services' NPAT.
4. The 2019 baseline has been adjusted to include the recently acquired Avance Gas vessels.


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Highlights (continued)

Financial results	2024 US$ M	2023 US$ M
Time charter equivalent income – Shipping	608	797
Gross profit/(loss) – Product Services	145	26
Net profit	395	493

Balance sheet	US$ M	US$ M
Vessel net book value	2,382	1,457
Total assets	3,320	2,520
Total cash and cash equivalents	280	288
Total borrowings and lease liabilities	1,173	570
Shareholders' equity	1,937	1,586

Cash flow	US$ M	US$ M
Operating	749	513
Investing	(541)	69
Financing	(138)	(645)
Adjusted free cash flow	212	564
Available liquidity (including undrawn facility)	603	457

Share performance	2024 US$	2023 US$
Earnings per share	2.64	3.53
Dividends per share	2.42	3.46

Per day costs	US$	US$
Calendar days – owned (days)	10,287	10,085
OPEX per day[1] (US$)	8,300	8,100

Ratios	%	%
Return on equity	22	31
Return on capital employed	17	24
Net leverage ratio	33	21

Return on equity	Total dividends declared since listing	Earnings per share
22%	>US$1.7 BN	US$2.64

1. Only for owned and bareboat vessels.


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Share performance

BW LPG is dual-listed on the Oslo Stock Exchange with the ticker code "BWLPG.OL", and the New York Stock Exchange with the ticker code "BWLP".

As of 31 December 2024, there were 159.3 million shares issued and 151.5 million shares outstanding with 7.7 million shares held in treasury. At the end of 2024, BW LPG's market capitalisation stood at US$1.7 billion. During 2024, an average of 421,000 BW LPG shares were traded daily on Oslo Stock Exchange, which is an increase of 19% compared to 2023 traded volumes. Since its US dual-listing in April 2024, an average of 321,000 BW LP shares have been traded daily on the New York Stock Exchange.

Dividend policy

BW LPG provides a quarterly dividend payout. The dividend payout is based on Shipping's Net Profit After Tax ("Shipping NPAT") and company leverage, adjusted for Product Service's performance and anticipated cash and capital requirement. The company aims for a payout ratio of 50% of Shipping NPAT, which will be enhanced to 75% and 100% of Shipping NPAT when net leverage is below 30% and 20% respectively.



Relative share price performance vs OSEBX and OBSHX using re-based figures

— BW LPG   — OBSHX (Oslo Børs Shipping Index)   — OSEBX (Oslo Børs Benchmark Index)

Market capitalisation

US$1.7BN

US$2.1B in 2023



Avg. shares traded daily (2024)

421K

355K in 2023



Avg. value of traded shares per day (2024)

US$5.7M

$4.1M in 2023





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Share performance (continued)

Dividend information

	Earnings per share (US$)	Dividend per share (US$)	Share price at period end (US$)[1]	Annualised dividend yield[2]
2024	$2.64	$2.42	$11.36	21%
2023	$3.53	$3.46	$14.96	23%
2022	$1.68	$1.28	$7.89	16%
2021	$1.33	$0.56	$5.74	10%
2020	$1.76	$0.84	$6.86	12%
2019	$1.97	$0.85	$8.41	10%
2018	($0.51)	–	$2.98	0%
2017	($0.30)	–	$4.71	0%
2016	$0.18	$0.09	$4.20	2%
2015	$2.43	$1.46	$8.30	18%
2014	$1.87	$1.91	$7.05	27%
2013	$0.92	$0.15	$9.51	3%

1. BW LPG was dual-listed on the NYSE on 29 April 2024. Amount shown for quarters before our dual-listing were converted using the prevailing system exchange rate retrieved at quarter's end.
2. Calculation based on share price at period end US$.

Analyst coverage

No.	Company	Analyst	Email
1	ABG Sundal Collier	Petter Haugen	petter.haugen@abgsc.no
2	Arctic Securities	Kristoffer Barth Skeie	kristoffer.skeie@arctic.no
3	Clarksons Securities	Frode Mørkedal	frode.mørkedal@clarksons.com
4	DNB Markets	Jørgen Lian	jorgen.lian@dnb.no
5	Fearnley Securities	Fredrik Dybwad	F.Dybwad@fearnleys.com
6	Kepler Cheuvreux	Axel Styrman	astyrman@keplercheuvreux.com
7	Pareto Securities	Eirik Haavaldsen	eirik.haavaldsen@paretosec.com
8	Skandinaviska Enskilda Banken (SEB)	Jon Nikolai Skåland	jon.skaland@seb.no

Top 20 shareholders

No.	No. of shares	% of shares outstanding	Name
1	48,407,126	31.94%	BW Group Limited
2	19,282,000	12.72%	Avance Gas Holding Ltd
3	9,120,578	6.02%	Folketrygdfondet
4	3,614,208	2.39%	Alfred Berg Asset Management (Sweden) AB
5	3,470,197	2.29%	Acadian Asset Management, LLC
6	3,201,550	2.11%	Alfred Berg Kapitalforvaltning (Norway) AS
7	3,116,459	2.06%	The Vanguard Group, Inc.
8	2,864,142	1.89%	Dimensional Fund Advisors, L.P. (U.S.)
9	2,794,193	1.84%	DNB Asset Management AS
10	1,861,166	1.23%	Amundi Asset Management U.S., Inc.
11	1,813,984	1.20%	Arrowstreet Capital, L.P.
12	1,761,666	1.16%	Mirae Asset Global Investments Company, LTD
13	1,637,034	1.08%	Storebrand Asset Management AS
14	1,580,292	1.04%	Nordnet AB
15	1,552,087	1.02%	J O Hambro Capital Management, LTD
16	1,535,689	1.01%	Citigroup, Inc.
17	1,491,836	0.98%	J.P. Morgan Private Bank
18	1,463,113	0.97%	Allianz Global Investors GmbH
19	1,459,168	0.96%	Barclays Capital Securities, LTD
20	1,445,964	0.95%	KLP Kapitalforvaltning AS

As of 31 December 2024, there are 151,538,443 outstanding shares (159,282,000 issued shares – 7,743,557 treasury shares) Shareholders' information is from publicly available sources.

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Our businesses
Shipping

The VLGC market in 2024 experienced significant fluctuations, driven by a combination of weather events, geopolitical factors and normalised Panama Canal transits.

The year began on a strong note, with spot rates for the US Gulf – Far East route exceeding US$120,000 per day in January. However, a cold snap in the US temporarily curtailed LPG production and exports, causing spot rates to drop sharply to OPEX levels, at the same time as Panama Canal transits started to increase. From mid-February to June, earnings rebounded as US LPG production improved, and spot cargoes were again fixed at above seasonal-average rates.


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Our businesses
Shipping (continued)

In early June, the Panama Canal Authority announced an increase in maximum allowed draft and additional slots for transits as water levels in Lake Gatun normalised. This reduced fleet inefficiencies, as fewer VLGCs opted for the longer route around the Cape of Good Hope. Despite this, the market remained robust, with export volumes on VLGCs out of North America growing by 5.6% in 2024 compared to 2023.

July marked a turning point as Hurricane Beryl caused widespread damage in Texas, negatively impacting LPG cargo availability and spot rates. While export volumes rebounded in August, an unscheduled terminal closure in September due to chilling capacity issues further constrained VLGC loadings. By November, all major US Gulf Coast export terminals were operating at full capacity, supporting a strong finish to the year.



North America LPG Export 2024 vs 2023 VLGC only

Million tonnes

Source: Vortexa



VLGC spot rates 2024

US$ '000 per day

Source: Internal




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Our businesses
Shipping (continued)

In the Middle East, export volumes were less dynamic. OPEC+ production cuts and maintenance activities led to zero year-on-year growth in the first half and ended the year with 1.9% growth compared to 2023. Despite these challenges, new gas projects in Qatar and the UAE are expected to drive mid-single-digit export growth over the coming years.

Asia continues to grow, supporting demand for long-haul shipping of LPG. Strong demand from China, where PDH plants operated at high run rates and LPG imports hit an all-time high in June, contributed to a wide US–Far East

arbitrage, benefiting the VLGC market. This demand is expected to grow further, supported by the planned addition of five to six new PDH plants by 2026. India is a retail-driven market, with government initiatives and infrastructure enhancements increasing access to LPG. India accounts for about 47% of the Middle East's export volumes, making the Far East more reliant on US exports. There is solid support for LPG imports in South-East Asia, with 29% of these imports currently originating from the US. Total imports are expected to grow by 23% from 2024 to 2027.

Fleet overview

The fleet continued its expansion, with 22 new VLGCs delivered in 2024, marking the total fleet count at year end of 400. With only 13 more scheduled for delivery in 2025 and established shipbuilders indicating that new orders will not be delivered before 2027, the immediate fleet growth remains limited.

Nearly all VLGC newbuildings can carry ammonia, often leading to their designation as VLACs (Very Large Ammonia Carriers). However, until the ammonia trade develops for VLGCs, the new ships are all expected to be employed in LPG.



Source: NGLS



Source: Internal




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⟨ **19** ⟩

Our businesses
Fleet list as of 31 December 2024

Owned VLGCs (100% ownership) — 29

Vessel	Year	Shipyard
BW Avior	2023	DSME
BW Rigel	2023	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Levant	2015	Jiangnan
BW Breeze	2015	Jiangnan
BW Sirocoo	2015	Jiangnan
BW Passat	2015	Jiangnan
BW Carina	2015	Hyundai H.I.
BW Mistral	2015	Jiangnan
BW Monsoon	2015	Jiangnan
BW Aries	2014	Hyundai H.I.
BW Messina	2017	DSME
BW Pampero	2015	Jiangnan
BW Chinook	2015	Jiangnan
BW Kyoto	2010	Mitsubishi H.I.

Time charter / bareboat in — 9

Vessel	Year	Shipyard
BW Capella[1]	2022	DSME
BW Polaris[1]	2022	DSME
BW Yushi	2020	Mitsubishi H.I.
BW Kizoku	2019	Mitsubishi H.I.
Gas Zenith	2017	Hyundai H.I.
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

VLGCs in BW LPG India (52% ownership) — 8

Vessel	Year	Shipyard
BW Loyalty	2008	DSME
BW Pine	2011	Kawasaki S.C.
BW Lord	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.
BW Cedar	2007	Hyundai H.I.

Operated — 9

Vessel	Year	Shipyard	Beneficiary
Gas Jupiter	2023	Jiangnan	Sinogas Maritime
Kaede	2023	Hyundai H.I.	Product Services
Gas Venus	2021	Jiangnan	Sinogas Maritime
Gas Gabriela	2021	Hyundai H.I.	Product Services
Reference Point	2020	Jiangnan	Product Services
Clipper Wilma	2019	Hyundai H.I.	Product Services
BW Tokyo	2009	Mitsubishi H.I.	Exmar
Denver[2]	2009	Hyundai H.I.	Product Services
Helsinki[2]	2009	Hyundai H.I.	Product Services

42% of fleet powered by LPG

53 VLGCs +2 LGCs



22 ▪ Dual-fuel propulsion technology

15 ▪ Retrofitted with scrubber technology

18 ▪ On compliant fuels

POWERED BY LPG

1. Bareboat vessels.
2. Large Gas Carrier (LGC) vessels.



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Our businesses
Trading

BW Product Services was established in February 2019 with the ambition of creating an integrated platform to capture profit across the LPG value chain.

In August 2022, BW LPG announced the acquisition of the LPG trading operations from Vilma Oil, bringing a highly experienced team with a strong track record to BW LPG.

Through many years of operating and trading experience, BW Product Services has built a strong network and deep understanding of the LPG industry.

With offices in Singapore, Madrid, Oslo and Houston, BW Product Services now provides global coverage of major LPG markets.

 

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Our businesses
Trading (continued)

LPG trading

The touch points within the LPG value chain include export terminals (linked to upstream pipelines and storage facilities) and import terminals (linked to downstream storage and transportation). LPG is usually purchased by industrial users in bulk or in cylinders by retail and domestic users. LPG is transported to storage terminals by vessels, trucks or pipelines before being delivered to petrochemical plants, cylinder filling plants and intermediate storage areas.

The Far East remains the largest consumer of LPG for both retail and petrochemical demand, with China accounting for most of the demand. The Middle East is a key growth area for gas plant production as new projects come onstream around 2025/2026, maintaining the region as a dominant LPG supply source for India and Asia markets. LPG can also be traded on the derivatives market with forward and swap contracts.

A highly profitable year for the trading business

In 2024, BW Product Services generated a gross profit of US$145 million and handled over 5 million tonnes of LPG.

The team continued to build on its solid foundation, capturing improved year-on-year results. This was achieved in a volatile environment, with wide price arbitrage between the US and Far East, wherein limited spare export capacity and growing global demand increased the FOB netback value. Freight rates were stable with occasional short-lived spikes, while Panama experienced transit reductions due to drought issues until Q1. Transits improved considerably from Q2 onward, reducing costs and improving margins. Petrochemical margins remained under pressure, but overall LPG demand proved resilient.

In May, BW Product Services concluded a multi-year contract with a key US producer. This contract will enhance shipping and cargo trading flexibility from 2025 to 2029, increasing cargo volume in the US Gulf.

In addition to capturing significant profit from core trading in the VLGC market, Product Services expanded its segment coverage by adding two LGC time charters to complement existing MGC vessels. Combined with employing additional trading resources to focus on the non-VLGC segment, geographical expansion into the Latin America markets was achieved. Of the >5 million tonnes shipped in 2024, close to 10% originated from this category. The interaction with the Infrastructure division was further enhanced by arranging small ship supplies throughout

2024 for the India operation. In the US, middle- and back-office staff joined in preparation for commencing domestic physical trading.

During the year, the Product Services team reinforced commercial and support staff to match growth and ensure compliance with statutory obligations, which have increased since the BW LPG US listing. The business continued investing in risk management and market analytics to provide top-tier oversight and governance.

Complementing the shipping business

In addition to these core accomplishments, close communication with colleagues in shipping and infrastructure business units led to more commercial opportunities and enhanced fleet utilisation. The team's extensive market experience and relationships with LPG suppliers and consumers added another dimension to BW LPG's corporate evaluation of the LPG market.



Trading portfolio business model

Physical shipping

Cargo

Product Services

Derivatives

BW Product Services aim to maintain a balanced portfolio with an active hedging strategy

>5m tonnes physical LPG traded annually




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Our businesses
Infrastructure

In 2017, anticipating increased demand for LPG in one of the worlds most populous countries, BW LPG established a local presence, BW LPG India, in Chennai.

In 2023, we laid the foundation to transform our presence in India from a pure-play LPG shipping company to an integrated LPG player with portfolios in LPG trading, shipping, onshore terminal infrastructure and downstream distribution.

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Our businesses
Infrastructure (continued)

Our Infrastructure business is responsible for developing onshore LPG terminals and distributing LPG in India and other high-growth economies. This division aims to enhance BW LPG's value chain assets through strategic development and investment in LPG terminal infrastructure and distribution networks. By partnering with public sector bodies, national players, trading houses and other private companies, the business helps support the seamless flow of cleaner energy to communities worldwide.

As an integrated value chain player, and being part of the BW Group of companies, we can leverage on deep experience across diverse portfolios to provide our customers with the convenience of end-to-end service.

Jawaharlal Nehru Port Association Terminal (JNPT)

In 2023, the Infrastructure team secured a landmark deal to develop and operate a new LPG onshore import terminal at Jawaharlal Nehru Port Association (JNPA) Port in Navi Mumbai, India. This achievement sets the stage for future investments in fast-growing economies around the world.

The planned terminal is designed to fully offload the latest fourth-generation VLGCs (93,000 CBM) in a single discharge incorporating the latest technologies to provide safe and efficient operations. On completion, the facility will be the largest LPG storage terminal serving Maharashtra, India's second-largest domestic LPG market. The terminal development, which is scheduled to be operational in 2028, is planned with an eye to future growth and has the potential to incorporate railway and pipeline connectivity, as well as approval for two ~60,000 CBM tanks to accommodate full VLGC parcels,

which will minimise port wait times and reduce operational costs.

BW LPG Infrastructure's strategic investment in the JNPT aligns with the company's broader goal of delivering cleaner energy and supporting community resilience and infrastructure. Together with our shipping division in India, our efforts include providing local school kitchens with LPG-powered equipment and funding scholarships for female cadets to promote gender diversity in shipping.

Overall, BW LPG Infrastructure plays a crucial role in BW LPG's mission to offer an integrated, flexible and reliable service to customers along the LPG value chain, contributing to a more sustainable future by delivering cleaner energy and supporting relevant community initiatives.

A further confidence boost

Our expansion into LPG import terminal facilities in India reflects our belief in the potential of the domestic LPG market. To further boost our growth trajectory, we invested US$30 million in Confidence Petroleum through a preferential allotment of equity shares.

These shares constitute 8.5% of the issued and paid-up share capital of Confidence Petroleum, and BW LPG has the option to increase its shareholding. The investment supports Confidence Petroleum as it expands its capacity in LPG downstream assets. This transaction was completed on 16 February 2024.





A strong presence in India

BW LPG INDIA

JNPA LPG import terminal

Strategic investment in downstream

No. 1 LPG shipping company in India
– 8 India-flagged VLGCs
–>25% LPG import into India

2 x ~60,000 CBM fully refrigerated largest cryogenic LPG terminal in West Coast India

US$30m investment – access to distribution network of:
– 2,500+ LPG dealer network
– 287+ auto dispensing stations
– 68+ bottling & blending plants


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SUSTAINABILITY

Safely delivering cleaner fuels for a better world

BUSINESS & STRATEGY

SUSTAINABILITY

GOVERNANCE

APPENDIX




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We believe in the future of LPG and its potential to improve the lives of people around the world. We want to take the lead in transitioning towards cleaner energy – and in the process, be a trusted, transparent and reliable partner for our stakeholders.

Our ESG and overall business strategy is centred around creating shared value, in line with the United Nations Sustainability Development Goals (UN SDGs).


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Summary of key data and information
Cleaner fuels for a better world



Scope 1 GHG emissions (whole fleet)

11% ↓

From 2019 baseline[1]



Carbon intensity index (owned)

6.3 gCO$_2$ / Tonne-nautical mile

7.0 CII 2024 target



Vessel energy consumption

3% ↓

Compared to 2023

Short-term emission targets – Carbon Intensity Indicator (CII)*

*Aligned with IMO GHG CII targets against 2019 baseline



2023   6.50 Actual

5% ↓   7.16 Target



2024   6.33 Actual

7% ↓   7.01 Target



2025   6.85 Target

9% ↓



2026   6.70 Target

11% ↓

Total Recordable Case Frequency (TRCF)

0.51

Target ≤1.2



Workforce diversity

Crew
♀ <2% — Female
♂ >98% — Male

Employees
♀ 41% — Female
♂ 59% — Male

Employees
🌐 21 Nationalities represented



Governance statistics

0

- Whistle-blowing report
- Bribery and corruption cases

1. The 2019 baseline has been adjusted to include the recently acquired Avance Gas vessels

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Summary of key data and information
Cleaner fuels for a better world (continued)

Environment

Commitment

Optimise our environmental actions as a responsible maritime and energy stakeholder

Responsible transition

Material topic
– Emissions and energy

Environmental impact management

Material topic
– Waste management
– Water management

Social

Commitment

Protect and advance the interests of our workforce

Conducive workplace

Material topic
– Health and safety

Talent management

Material topic
– Our people

Governance

Commitment

Uphold transparency and integrity in all business transactions

Corporate stewardship

Material topics
– Corporate governance
– Operational excellence

Key 2024 targets

– Working towards BW LPG fleet reaching net zero carbon emissions by 2050
– All owned vessels to attain "C" or better rating under CII

– Achieve overall net positive savings in fuel from weather routing

– 100% compliance with the Ballast Water Management convention

– 100% compliance with all MARPOL conventions
– Zero spills of oil at sea

– Diversity of nationalities, with ±15% variance in employee gender
– Zero cases of discrimination and harassment

– Zero crew, employee and contractor fatalities while at work
– Whole fleet LTIF ≤0.5, TRCF ≤1.5

– Invest in training, upgrading and upskilling programmes
– Have interns/trainees in our industry exposure programme

– Develop opportunities to work between offices

– Actively promote awareness at sea and in offices for zero tolerance to bribery, facilitation payments and corruption
– Host online and onsite campaigns to promote Anti-Bribery and Anti-Corruption (ABAC) awareness
– Reinforce compliance with all applicable regulatory frameworks
– Full compliance with international maritime regulations, as well as international and regional laws

– Deliver new data management platform and select strategic projects
– Expand internal IT standards, and enhance data protection and handling capacity
– In collaboration with BW Group and BW affiliates, we will make a combined effort to contract an ESG provider platform for auditing of all suppliers
– Conduct an ESG compliance and effort review of BW LPG's suppliers

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Material topics
Focusing on what matters most

At BW LPG, we deliver energy for a changing world, safely and sustainably. In order to do so, we must ensure that we focus on ESG issues that matter most to our stakeholders and us.

We conduct materiality assessments on a periodic basis to identify ESG issues or material topics. These material topics guide how we operationalise our strategy, the initiatives we organise throughout the year and the targets we set for ourselves.

We assess the materiality of each ESG topic from two dimensions: our impact on the environment and society, and the financial impacts on the business. This double materiality assessment ("DMA") forms the cornerstone of the Company's ESG strategy, priorities and baseline for reporting.



1 Input

Stakeholder survey and engagement + enterprise risk assessment

2 Assessment

Environmental and social impact

Feedback from key stakeholders was collected to further understand the impact of ESG topics:

– Investors
– Lenders
– Customers
– Crew and employees
– Suppliers
– Regulators

Business (financial) impact

ESG risks and opportunities were assessed by all business units to understand the short, medium and long-term implications.

The annual enterprise risk management process and the stakeholder materiality assessment were combined to ensure that business goals and ESG considerations are aligned.

3 Validation

Results were cross referenced against industry and market trends, regulations, ESG ratings and recognised frameworks/standards.

Validation by BW LPG Executive Management

Validation by external consultants

4 Results – identification of material issues to prioritise

● Environment   ● Social   ● Governance   ☐ High materiality   ☐ Mid materiality   ☐ Low materiality

Importance to stakeholders
Environmental and social impact

High

● Emissions and energy
● Health and safety
● Operational excellence
● Waste management
● Water management
● Corporate governance
● Our people
● Community engagement and impact

Low

Importance to business – financial impact
Low — High

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Material topics
How we're preparing for CSRD compliance

Gearing up for CSRD compliance.

– BW LPG is actively preparing for compliance with the Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS).

– This transition marks a critical step in aligning our reporting practices with the European Union's enhanced requirements for transparency and accountability.

– To meet these obligations, we have initiated cross-functional efforts to strengthen data collection, refine management systems and embed ESG considerations across our operations.

– By gearing up for this compliance, we aim to deliver comprehensive, high-quality disclosures that provide stakeholders with clear insights into our environmental, social and governance impacts and progress toward long-term sustainability goals.

We identified the following material topics in our most recent materiality assessment and mapped to the relevant ESRS topics for disclosure.

Material topics	Topic description	ESRS topic	ESRS description
Corporate governance	High standards of reporting and governance structures	ESRS 2: General disclosures	– Disclose governance structures and sustainability integration – Report on material impacts, risks and opportunities – Share policies, metrics and targets for sustainability
Emissions and energy	Manage energy efficiency and fuel consumption, greenhouse gas and toxic emissions	ESRS E1: Climate change	– Report on emissions and energy transition efforts – Disclose climate adaptation, resilience strategies and impact of products and services on climate – Outline climate governance and accountability
Waste management	Reduce, reuse and responsibly dispose of waste to minimise environmental impact	ESRS E2: Pollution	– Disclosure of policies, targets and measures to minimise pollution – Management of pollutants – Transparency on environmental and health impacts
Water management	Sustainable use and preservation of water resources	ESRS E3: Water and marine resources	– Report water consumption, withdrawal and efforts to reduce water stress – Efforts to minimise harm to aquatic ecosystems – Disclosure of water-related risks
Health and safety	Health, safety and welfare assurance for onshore staff, crew and contractors	ESRS S1: Own workforce	– Share workforce composition and working conditions – Report on equality, diversity and inclusion efforts – Highlight training and development initiatives
Our people	Provide growth opportunities, training and fair workplace packages		
Operational excellence	Continuous improvement in processes and systems to maximise efficiency, quality and organisational resilience	ESRS G1: Business conduct	– Disclose anti-bribery, compliance, and ethics policies – Report governance roles for business conduct – Outline third-party and supply chain risk management

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Stakeholder engagement
Collaboration for impactful change

We actively engaged with a wide range of stakeholders and involved them in discussions about the management, performance and disclosure of significant ESG matters.

This engagement takes many forms, including workshops and townhalls for crew and employees, industry events and seminars for customers, presentations for investors and lenders, and online seminars for regulatory bodies.

Through maintaining open communications, we aim to understand and meet all our stakeholders' key expectations.

	Key expectations	Engagements in 2024
Crew	– Occupational safety – Career development and training – Fair compensation – Supportive, diverse and inclusive culture – Work-life balance	– Organised annual Senior Officers Conferences to promote knowledge sharing and best-practice – Trained crew on LPG propulsion engine operations – Continued engagement with BW@Work, our internal communications platform, to keep crew informed about updated guidelines and new initiatives
Employees	– Occupational safety – Career development and training – Fair compensation – Supportive, diverse and inclusive culture – Work-life balance	– Developed Personal Development Plans for individual employees – Organised various initiatives to enhance employee engagement, foster team cohesion, and promote a healthy work-life balance – Encouraged talent mobility and opportunities through university outreach and an improved career page on our website, specifically for the Singapore office
Customers	– Operational excellence – Competitive rates – Flexible and good customer service – Integrated service offering – Low carbon footprint	– 24-hour customer service via our chartering and trading desks – In-person sessions on fleet developments, performance, and services – Enhanced offerings with BW Product Services and BW LPG India

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Stakeholder engagement
Collaboration for impactful change (continued)

	Key expectations	Engagements in 2024
Suppliers	– Sustainable supply chain – Prompt payment – Equal opportunities and clear communication of deliverables	– Increased the weighing factor of ESG in tender – Monitored ESG reports of suppliers – Selection of green shipyards in China for BW LPG's dry dockings – Timely payments to suppliers in accordance with contractually agreed terms – ABAC policy letters signed and enforced on new and active suppliers – Communication and meetings with new and active suppliers on ESG and the Supplier Code of Ethics for all purchase orders and contracts
Investors	– Financial performance – Liquidity and capital market platform – Strategic investments across the value chain – Efficient capital allocation strategy – Quarterly dividend distribution – ESG topics and performance	– BW LPG's key management actively engaged in direct dialogue with analysts, as well as existing and potential investors, through both physical and virtual meetings – Issued press releases and communicated with stakeholders at conferences and seminars, and via social media platforms – Accurate disclosure of our annual report, quarterly interim financial reports and presentations were provided in a timely manner, in accordance with our financial calendar – Distributed dividend and evaluated additional dividend or share buybacks – Increased liquidity and strengthened our capital market platform with the US dual listing on the NYSE
Lenders	– Timely and reliable reporting – Compliance with loan covenants – Explore sustainability-linked financing to align with the sustainability strategy	– Maintain regular in-person and online contact with lenders – Annual Q&A session with banking relationships to share business updates – Update lenders with clear communication on strategic and ESG covenants
Regulators	– Safe and reliable shipping – Collaborate and innovate – Abide by regulatory requirements – Develop superior management policies	– Enhanced industry visibility and knowledge-sharing by participating at industry events – Worked in partnership with BW Group affiliates to improve industry standards – Adapted to changing regulations and expectations by updating internal policies and processes – Held training session for directors, executive management and employees to raise awareness on regulatory requirements

 

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< **32** >

ESG 2024 performance dashboard
Tracking our ESG progress

Environmental 2024 performance dashboard

Sustainability priority	Emissions and energy	Waste and water management
Commitment	Sustainably embedding decarbonisation initiatives across our operations is a key priority. We are following a clear, long-term roadmap that protects the interests of our shareholders, and positions us to seize opportunities from the global clean energy transition.	By managing waste and water responsibly, we minimise our environmental footprint and promote resource efficiency. We adopt best practices to reduce waste generation, enhance recycling efforts and ensure the sustainable use of water across our operations, supporting a healthier marine ecosystem and a cleaner planet.
2024 targets	– All owned vessels to attain "C" or better rating under CII – Average LPG dual fuel uptime above 85% – Achieve overall net positive savings in fuel from weather routing – BW LPG fleet to reach net zero carbon emissions by 2050	– Zero spills of oil at sea – 100% compliance with all MARPOL conventions – 100% compliance with the Ballast Water Management convention – 100% of all ship recycling projects to be done with shipyards certified to ISO 30000 and Hong Kong Convention
2024 progress	– All owned vessels attained "C" rating under CII – Achieved overall net positive savings in fuel from weather routing – Continued to explore sustainable investments in technology and alternative fuels to drive innovation and accelerate our transition toward net-zero emissions in LPG shipping	– Zero oil spills – Zero non-compliance with the Ballast Water Management Convention and MARPOL conventions – No vessels were recycled in 2024
UNSDG goal	7 AFFORDABLE AND CLEAN ENERGY 13 CLIMATE ACTION	14 LIFE BELOW WATER 15 LIFE ON LAND


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ESG 2024 performance dashboard
Tracking our ESG progress (continued)

Social 2024 performance dashboard

Sustainability priority	Health and safety	Our people
Commitment	We uphold a steadfast commitment to Zero Harm, ensuring a safe and healthy workplace for all employees. Through continuous safety training, rigorous maintenance protocols, and a culture of proactive risk management, we strive to eliminate incidents and protect the well-being of our team members.	At BW LPG, we foster an inclusive and diverse workplace where every employee is valued and empowered to thrive. Through continuous learning, leadership development, and career advancement opportunities, we invest in our people to drive innovation and long-term success.
2024 targets	– Zero crew and contractor fatalities at sea and on shore while at work – Lost Time Injury Frequency (LTIF) ≤ 0.3 – Total Recordable Case Frequency (TRCF) ≤ 1.2	– Investment in training, upgrading and upskilling programmes – Have interns/trainees in our industry exposure programme to encourage and groom maritime talent – Diversity of nationalities with ± 15% variance in gender – Develop opportunities to work between offices and enhance collaboration – Zero cases of discrimination and harassment
2024 progress	– Zero crew and employee fatalities – LTIF: 0.51, TRCF: 0.51 – Continued HiLo analyses, trainings, audits, safety briefings and drills – Continued collaboration with BW Group through the Working Environment Committee to assess work environments – No reported cases of discrimination and harassment	– Conducted and invested in training programmes – Hosted interns and trainees as part of our industry exposure programme – Achieved zero cases of discrimination and harassment – Employed a diversity of nationalities with a gender variance close to the target
UNSDG goal	3 GOOD HEALTH AND WELL-BEING	4 QUALITY EDUCATION 5 GENDER EQUALITY 8 DECENT WORK AND ECONOMIC GROWTH

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ESG 2024 performance dashboard
Tracking our ESG progress (continued)

Governance 2024 performance dashboard

Sustainability priority	Corporate governance	Operational excellence
Commitment	Through strong corporate governance, we uphold the highest standards of integrity, accountability, and ethical leadership. We ensure robust oversight, transparent decision-making, and compliance with global regulations, fostering trust among stakeholders and supporting sustainable, long-term value creation.	By embedding sustainability into our strategy and operations, we will not only achieve good financial results but also ensure long-term sustainability. We are a member of the Maritime Anti-Corruption Network, a global initiative to eliminate bribery and corruption in shipping.
2024 targets	– Zero non-compliance with laws and regulations – Actively promote awareness at sea and in offices for zero tolerance to bribery, facilitation and corruption – Host online and onsite campaigns to promote ABAC awareness	– Zero detentions – Increase collaboration with industry bodies – Maintain ISO certifications – On-time and on-budget project execution – Expand internal IT standards, and enhance data protection and handling capacity – Reinforce compliance with all applicable regulatory frameworks – 100% of top suppliers audited on ESG practices
2024 progress	– 100% compliance with all laws and regulations – No facilitation payments made and no monetary loss due to legal proceedings – No cases of misconduct reported in 2024 – No political contributions made in the past four years – The Group was not involved in any legal proceedings related to anti-competition practices and had no reported cases of misconduct in 2024 – Enhanced ABAC communication to all crew and employees through updated trainings	– No detentions in the last four years – Internal IT capabilities enhanced with three new permanent employees and a restructuring of data and reporting solutions – No major cybersecurity incidents or data breaches reported in 2024 – ISO certifications maintained – Projects executed within timelines and budget – In collaboration with BW Group, planning a combined effort to contract an ESG provider platform for auditing all suppliers
UNSDG goal	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	8 DECENT WORK AND ECONOMIC GROWTH · 16 PEACE, JUSTICE AND STRONG INSTITUTIONS · 17 PARTNERSHIPS FOR THE GOALS





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Partnerships
Memberships and associations

We play an active role in industry associations, sharing our expertise on the maritime industry to help drive improved standards for everyone. We also support local initiatives that have a positive impact on the communities in which we operate, helping to foster cohesiveness in challenging times.

BW LPG is a member of, or partners with, the following associations and organisations

































- ASMI – Association of Singapore Marine and Offshore Energy Industries
- BIMCO
- DNV·GL
- Global Maritime Forum
- Getting to Zero Coalition
- HiLo
- IMPA – International Marine Purchasing Association
- LR
- MACN – Maritime Anti-Corruption Network
- NBAS – Norwegian Business Association Singapore
- The Neptune Declaration on Seafarer Wellbeing and Crew Change
- Norma Cyber
- NYSE
- Oslo Børs
- SSA – Singapore Shipping Association
- Trident Alliance
- WLGA – Energy Anywhere

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Environment: Emissions and energy
Our roadmap to net zero

**The global clean-energy transition starts with our actions now.
We are committed to improving the energy efficiency of our operations and reducing greenhouse gas (GHG) emissions in a safe and cost-efficient manner.**

Emissions reduction and energy management are interlinked in our operational framework. We are committed to minimising and reducing energy consumption across our existing assets. To this end, we have adopted measures to optimise our operational processes and have implemented industry-leading fuel consumption management practices.

By jointly addressing these aspects, we can streamline our efforts and implement measures that contribute significantly to our environmental goals and overall sustainability objectives.

2024 annual emissions data	
Scope 1 emissions (CO$_2$e Tonnes '000)	1,368.81
Scope 2 emissions (CO$_2$e Tonnes '000)	0.03
Carbon Intensity Index (gCO$_2$/tonne.nm)	6.33

Further environmental data can be found in the appendix.

Efficiency measures: How BW LPG vessels are decarbonising operations



Human element

A dedicated team working on energy management with the crew, overseeing all aspects of the vessel's voyage.



LPG propulsion engine

Over 60% of our owned fleet is fitted with dual-fuel LPG propulsion, limiting emissions compared with traditional marine fuels.



Performance monitoring

A monitoring system installed on vessels, enabling the programming and planning of voyages for optimum efficiency.



Total fuel oil consumption system

Also known as TFTC. Algorithms automatically calculate and calibrate equipment, optimising vessel routing and speed under local sea and weather conditions.



LED Lights

Replacement of lights with LEDs to reduce energy consumption. Renewal of conventional lights are being replaced with LED type when worn out.



In-house system

This monitors hull and propeller resistance to avoid increased drag which can build up over time and result in increased fuel consumption.



Fins on propellers

The installation of propeller boss cap fins and Mewis ducts has improved efficiency in propeller performance.



Anti-fouling paint technology

Super-slippery paint to prevent the accumulation of bio-organisms on the hull and propellers, reducing resistance as vessels move through water.



Vessel trim optimisation

Use of fluid dynamic calculation software to determine the optimal hydrodynamic performance in relation to sea conditions and vessel speed, reducing fuel consumption and emissions.

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Environment: Emissions and energy
Our roadmap to net zero (continued)

2025 targets

Our environmental goals are aligned with the GHG reduction strategy of the International Maritime Organization (IMO) – a 20% reduction in emissions by 2030 (baseline 2008), with the ultimate target of net zero by 2050.

– All owned vessels will attain a "C" or better rating in the Carbon Intensity Indicator (CII)
– We will achieve an average LPG dual–fuel uptime above 85%
– We will achieve overall net positive savings in fuel from weather routing
– The BW LPG fleet is aiming for net zero carbon emissions by 2050.

Performance



Decarbonisation roadmap

Upgraded fleet to LGIP propulsion

Refining operational excellence

Evaluate low emission propulsion technology solutions

Net CO$_2$e emissions (existing fleet)

BW LPG Towards net zero

Expansion of LGIP fleet

Net CO$_2$e emissions (low emission propulsion)

Net CO$_2$e emissions

2020   2025   2030   2035   2040   2045   2050

 

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Environment: Waste and water management
Commitment to a clean economy

Waste and water management are critical for BW LPG as they directly contribute to minimising the environmental footprint of our operations. This not only ensures compliance with international environmental regulations but also aligns with our broader commitment to sustainable and responsible business practices.

At BW LPG, we enact robust policies and procedures concerning hazardous spills, waste, ship recycling, effluents, and ballast water operations. We uphold responsible fleet operations by ensuring full compliance with all relevant international regulations.



Waste landed ashore (m³)

	Total	
1,044	1,002	1,003
2022	2023	2024

Waste management

We recognise the potential impact of the waste we generate on biodiversity – especially in marine protected areas. We focus on the reduction, recycling and treatment of waste. Effective management of hazardous materials – both in use and disposal – is a priority, and is conducted according to responsible environmental practices. Additionally, BW LPG is dedicated to responsible ship recycling processes, optimising the use of waste materials and components.

Our waste management policy requires separation, collection, storage and disposal of vessels' waste. Bilge water, grey water and sewage are treated with systems onboard before disposal. Vessels maintain a Garbage Management Plan and a Garbage Record Book.

Since 2020, we have pledged our support for the IMPA SAVE Council for Maritime Supply Chain Sustainability, reducing the use of single-use plastics onboard our vessels. As a company we ensure compliance with all environmental regulations. Our onboard initiatives have proved effective, reducing the amount of waste disposed ashore on our owned vessels between 2021 and 2024.

Water management

The impact on water bodies resulting from operations is a key consideration for BW LPG, encompassing concerns such as noise pollution and the protection of marine areas. We focus on effective management of ballast water and effluent discharge to mitigate

adverse effects. We have implemented measures for incident pollution management, ensuring a comprehensive approach to safeguarding water ecosystems and minimising the environmental footprint of our activities.

2025 targets

– Full compliance with the Ballast Water Management Convention
– Full compliance with all MARPOL conventions
– No spills of oil at sea
– All ship recycling projects to be done with shipyards certified to ISO 30000 and Hong Kong Convention
– Encourage waste reduction
– Reduce single-use plastics on board ships

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Social: Health and safety
Putting safety first

At BW LPG, the health and safety of our employees and crew are non-negotiable. Zero Harm is our organisation-wide safety campaign, with the goal of ensuring that safety remains the top priority across all our operations.

We apply our competence and experience in commercial management and operations to bring energy safely to the world markets. As we continue to provide the best-value services in our industry through outstanding operating efficiency, we will always keep safety at the top of our agenda.

2025 targets

– Zero cases of discrimination and harassment
– Zero crew, employee and contractor fatalities while at work
– Whole fleet LTIF ≤ 0.3, TRCF ≤ 1.2

Zero Harm
Our safety culture

Operational resilience
Ability to bounce back in unexpected situations

Visible leadership

A work environment committee that addresses health and safety concerns. Employees can contact this committee for any work environment-related issues.

– Management commitment to Zero Harm
– Ship engagement from Executive Management
– Sharing best practices/safety culture

Learning from incidents

Crew feedback is gathered through an annual shipboard management review. All seafarers have access to our SMS and policies and receive training in basic and advanced safety according to STCW regulations.

– Safety campaigns/reflective learning
– Root cause analysis (by *BSCAT™*)
– Training tailored to workplace

Zero Harm

Our Zero Harm policy guides all of our activities in crewing. Our Safety Management System (SMS) enforces strict safety compliance policies without exception. We prioritise safety in all interactions with personnel, including meetings with vessels and conferences.

– Crew assessment strategy
– Risk management
– Work/rest hour management



Collaborative


Ambitious


Reliable


Enduring

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Social: Health and safety
Our safety initiatives

Safer Together

We have launched the Safer Together campaign to reinforce our commitment to Zero Harm — to help ensure the safety of our people, the environment, and our vessels. As part of this ongoing initiative, we regularly maintain vessel machinery, conduct training sessions, perform emergency drills, and carry out audits throughout the year to uphold the highest safety standards.

Training and feedback

We constantly reinforce our Zero Harm approach. Crew and subcontractors must complete a safety training programme, and safety meetings are held before maintenance or ad hoc work begins. We provide extensive safety training, and regular drills reinforce our learning and stress-test our procedures at sea and on shore.

Health on the waves

We offer fitness programmes, dietary advice and stress-reducing initiatives for all crew members. We have partnered with 'Well at Sea' for years, to help promote exercise regimes onboard as well as looking out for mental health issues among the crew. ISWAN is available as an anonymous mental helpline. Marine Benefits insurance covers all crew, spouses and children, and P&I insurance is applicable when onboard.

Workplace incidents

We have a robust system to identify hazards and derive corrective and preventive measures. Our 'Stop Work' requirements, Crisis Management Plan and Emergency Response Procedure provide guidance on handling incidents. Drills reinforce our learning and test our procedures.

An established crisis management plan ensures a disciplined reaction to different emergency scenarios. The plan is available on the company intranet and drills are held regularly. Crisis management for our vessels is managed through our Emergency Response (ER) programme.

During an emergency, vessels can contact a designated person ashore who can make a trained assessment and decide on the need to activate the relevant procedures and 24-hour ER team. If activated, appropriate communications will be implemented with all stakeholders.

Metrics and performance

SIRE (Ship Inspection Report Programme)

2.7



Target: ≤3

Mental well-being

Wellness of mind is as important as wellness of body. We inspire conversations on well-being through the Our Whole Self initiative. Using speakers, discussions, team activities and self-reflection exercises helps our employees take better care of themselves and others.

Health insurance coverage

We provide health insurance for all employees. BW LPG new joiners are introduced to health insurance coverage as part of the induction programme, and information remains easily accessible to all employees. To ensure employees stay informed, we engage our insurance provider to conduct regular refresher sessions on coverage and benefits.

Crew TRCF (Total Recordable Case Frequency)

0.51



Target: ≤1.2

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BW LPG
INTEGRATED
ANNUAL REPORT 2024

> BUSINESS & STRATEGY

∨ SUSTAINABILITY

SUMMARY

MATERIAL TOPICS

STAKEHOLDER ENGAGEMENT

PERFORMANCE DASHBOARD

PARTNERSHIPS

ENVIRONMENT

SOCIAL

GOVERNANCE

> GOVERNANCE

> APPENDIX

 

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Social: Our people
Building an inclusive workforce



At BW LPG, we value diversity in all its forms and are committed to fostering a culture of diversity and inclusion – both at sea and on shore.

Our sum of different skills, knowledge and experience not only forms part of our culture, but also allows us to better understand and meet customer needs. It helps us create a workplace environment where employees can perform to their fullest potential, ultimately driving better financial performance.

Recruitment and development onshore

We work with external institutions to nurture the talent pipeline on behalf of the industry, and also participate in recruitment events, offer scholarships and provide work placement opportunities to ensure that BW LPG attracts the best available people.

We invest in the growth and development of our employees by providing on-the-job training, professional development and clear pathways for career progression. We encourage employees to embrace change, acquire new skills, and seek to continually improve their performance.

BW LPG offers numerous learning and development opportunities for all employees to enhance their knowledge and performance. These initiatives encompass on-the-job training, workshops, mentoring, coaching and self-paced learning.

We also have initiatives and programmes to promote employee work-life balance, health and mental well-being. By taking care of our employees, we can ensure continuity of expertise and safeguard the company's long-term success and growth.

Employee diversity

Crew:
♀ <2%
♂ >98%
 Female / Male

Employees:
♀ 41%
♂ 59%
 Female / Male

Employees:
21 nationalities represented


2025 targets

- Investment in training, upgrading and upskilling programmes
- Have interns/trainees in our industry exposure programme to encourage and groom maritime talent
- Develop opportunities to work between offices and enhance collaboration

A commitment to equality at sea

Shipping is historically a male-dominated industry. According to the International Maritime Organisation (IMO), women make up about 1.2% of the global seafarer workforce. To support gender diversity, BW LPG provides scholarships at the Indian Maritime University. We now offer up to 50 such opportunities to deserving female cadets.

BW LPG aims to provide a supportive work environment for our female seafarers. We want everyone on our vessels to feel they belong, are free to be themselves and, above all, are safe.

As part of BW Group, we rolled out a series of initiatives and policies to promote respect and belonging for colleagues at sea – highlighting our Anti-Harassment, Anti-Bullying and Diversity, Inclusion and Belonging (DIB) Guidelines.

We review our policies on a regular basis to ensure they remain relevant as expectations evolve. Since 2023, BW LPG has implemented maternity leave policy to reinforce our commitment to the well-being and support of our seafarers and their families.

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Social: Corporate social responsibility
Enhancing communities and fostering partnerships



Caring for the community

At BW LPG, we recognise the importance of extending care to the broader community. We aim to support projects that have a lasting environmental and social impact in the localities where we operate.

Eliminating kitchen pollution

In India, indoor pollution from cooking with biomass is estimated to cause about 1.1 million deaths per year. BW LPG India has ramped up LPG imports into the country, supporting a government programme to bring cleaner LPG energy to 80 million households below the poverty line.

Fuelling hungry minds

We partner the Akshaya Patra Foundation, an Indian nonprofit providing children with nutritious meals in school, helping to keep them in education. As energy partner for 13 centralised kitchens in the Indian states of Andhra Pradesh and Uttar Pradesh, BW LPG India has supported the cooking of around 43 million meals for children from 2,700 schools.

Promoting diversity at sea

In a traditionally male-dominated industry, improving gender diversity has become a pillar of our business. We offer scholarships to selected female cadets at the Indian Maritime University (IMU), lowering the financial burden on them and their families. The scheme has helped almost 60 young women start a career in shipping.



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Governance: Corporate governance and operational excellence
Living by our principles

At BW LPG, we guard the trust given to us by our stakeholders through our corporate governance structure, which monitors our procedures and practices. Beyond compliance, we ensure strict internal governance and follow established gatekeeping procedures when we debate strategic business decisions.

We commit to uphold high standards of governance practices and to maintain open channels of communication. We conduct annual reviews of relevant legislation, guidelines, best practices and risk management.

Corporate governance

As a global enterprise, BW LPG is committed to fostering responsible conduct across our operations and throughout our value chain. This means advocating accountability through established policies, maintaining a strict stance against fraud and corruption, upholding a culture of respect, honesty and fairness, and actively contributing to transparency. We consider responsible business conduct to be essential in building trust among our stakeholders, and integral to our overall success.

Operational excellence

We aspire to eradicate corruption wherever we operate. Through our Anti-Bribery and Anti-Corruption (ABAC) framework, we implement robust controls and policies to ensure compliance with the highest international standards. In collaboration with various stakeholders, we strengthen our operations by embedding ABAC principles, sanctions compliance, and export controls into our business practices. Our ambition is to be a best-in-class entity, upholding integrity, transparency, and ethical conduct, especially in jurisdictions challenged by corruption risks.

Open communication and whistle-blowing

BW LPG has an external whistle-blowing channel, providing a safe and confidential avenue for employees and crew to report suspected misconduct. Employees and crew reporting in good faith will never suffer retaliation or detriment. The hotline is available on our intranet 24/7, in multiple languages.

Employees and external stakeholders can also make anonymous reports via EthicsPoint, a third-party hosted platform that relays reports directly to the Chairperson of the Audit Committee. We keep records of grievance cases that are addressed by departmental heads and the Head of HR. In cases where mediation is required, the Executive Management may be involved to ensure fair resolution of concerns.

Actions

Corporate governance and operational excellence

2025 targets

– Actively promote awareness at sea and in offices for zero tolerance to bribery, facilitation and corruption

– Host online and onsite campaigns to promote ABAC awareness

– Full compliance with international maritime regulations, as well as international and regional laws


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GOVERNANCE

Stewardship for long−term value creation

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Corporate governance report
Stewardship for long-term value creation

Introduction

BW LPG Limited ("BW LPG" or the "Company") was a company incorporated in Bermuda limited by shares until 1 July 2024 when the Company was registered in Singapore as a public company limited by shares following its redomiciliation from Bermuda to Singapore (the "Redomiciliation"). The Company is listed on the Oslo Børs (the Oslo Stock Exchange) and the New York Stock Exchange.

BW LPG was primarily governed by the Bermuda Companies Act, its Memorandum of Association and its Bye-law, and following the Redomiciliation, the Companies Act 1967 of Singapore ("Singapore Companies Act") and the constitution of the Company ("Constitution"). In addition, the Company is required to comply with certain aspects of the Norwegian Securities Trading Act, the Norwegian Accounting Act and the continuing obligations for companies listed on the Oslo Stock Exchange.

This report (the "Report") is prepared by the Company pursuant to section 4.4 of the Euronext Oslo Rule book II – Issuer Rules and section 2-9 of the Norwegian Accounting Act. Part 2 of the Report provides an overall overview of the Company's Corporate Governance practices with specific reference to the Norwegian Code of Practice for Corporate Governance (the "Code") dated 14 October 2021 issued by the Norwegian Corporate Governance Board. Each individual point of the Code is reviewed and if the Company deviates from the Code, explanations are provided. The Code is available at www.nues.no. Part 3 of the Report provides a description of the Company's guidelines and policies regarding equality and diversity and their impact during the financial year 2024.

Corporate Governance Report

Comply or Explain Overview with reference to the Norwegian Code of Practice for Corporate Governance

	Section of the Code	Deviations
01	Implementation and reporting on corporate governance	None
02	Business	Before the Redomiciliation – The Company's objectives are wider and more extensive
		After the Redomiciliation – The Company's objectives are not stated in the Constitution
03	Equity and dividends	Before the Redomiciliation – The Company's issuance and purchase of its own shares are neither limited to a specific purpose nor to a specified period
		After the Redomiciliation – None
04	Equal treatment of shareholders	None
05	Shares and negotiability	The Company may decline to register the transfer of any share if the transfer results in the Company being deemed a "Controlled Foreign Company" in Norway
06	General meetings	The chairman of the Board also acts as the chair of the general meetings
07	Nomination committee	None
08	Board of Directors: composition and independence	None
09	The work of the Board of Directors	One of the two members of the Remuneration Committee is not independent of the Company's largest shareholder
10	Risk management and internal control	None
11	Remuneration of the Board of Directors	None
12	Remuneration of the Executive Management	Performance-related remuneration to Executive Management is not subject to an absolute limit
13	Information and communications	None
14	Take-overs	None
15	Auditor	None

Table 1: Overview of deviations from the Code



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Corporate governance report (continued)

Section 01 — Implementing and reporting on corporate governance

The Board of Directors (the "Board") believes that the interests of the Company and its shareholders are best served by the adoption of business policies and practices which are legal, compliant, ethical, and open in relation to all dealings with customers, potential customers and other third parties. These policies are designed to be fair and in accordance with leading market practices on stakeholder relationships and are also sensitive to reasonable expectations of public interest.

The Company's Corporate Governance policy takes into account the Code and as such,

includes self-regulatory corporate governance practices. The Company has developed its internal policies and practices, where appropriate, to meet the requirements and recommendations of the Code.

The Corporate Governance of the Company is subject to review by the Board at least annually, and the Company's governance documents are reviewed annually to ensure continued relevance and accuracy.

The Company does not deviate from Section 1 of the Code.

Section 02 — Business

Prior to the Redomiciliation, the Company's Memorandum of Association described the nature of the Company's business and the objectives of the Company. In accordance with common practice for Bermuda companies, the description of the Company's objectives is wider and more extensive than recommended in the Code. This represents a deviation from Section 2 of the Code.

In connection with the Redomiciliation the Company's Memorandum of Association and Bye-law was replaced with the Constitution. Under the Singapore Companies Act, companies are not required to include a clause specifying the company's principal activities and the purposes for which the company was formed in its constitution. Pursuant to common practice for Singapore companies, the Company has not included such provisions in its Constitution as the Company, under the

Singapore Companies Act, has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for the foregoing purposes, full rights, powers and privileges. Accordingly, this represents a deviation from Section 2 of the Code.

The Board leads the Company's strategic planning, makes decisions and defines clear objectives, strategies and risk profiles that form the basis for the Company's Executive Management to prepare and carry out investments and structural measures to create value for the shareholders in a sustainable way. During this work, the Board takes into account economic, social and environmental conditions to ensure value creation for a sustainable business. The Company's strategies, objectives, business activities and risk profiles are evaluated at least annually and are described in the annual report on Form 20-F (the "Form

20-F"). The Company has implemented corporate values, ethical guidelines and guidelines for corporate social responsibility.

Section 03 — Equity and dividends

The Board regularly evaluates the Company's capital requirements to ensure that the Company has a capital structure which is appropriate for its objectives, strategy and risk profile.

The Board has decided on a dividend policy for the Company to provide a degree of predictability and transparency on the determination of dividend payouts to shareholders. Details on the dividend policy can be found on the Company's website.

In addition to cash dividends, the Company may buy back shares as part of its total distribution of capital to shareholders.

Under the Bermuda Bye-laws of the Company, the Board may declare dividends and distributions without the approval of the shareholders in general meetings. Under the Constitution, no dividend (final or interim) shall be paid to shareholders except out of the profits of the Company. Furthermore, the Company may by ordinary resolution in a general meeting declare final dividends, but no such dividend shall exceed the amount recommended by the Board. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Company. Dividend payouts which are approved at the board meetings or general meetings of the Company are made in accordance with the dividend policy.

These values and guidelines are described in the Company's Code of Ethics, Business Conduct and internal policies.

Pursuant to Bermuda law and in accordance with common practice for Bermuda incorporated companies, the Board has authority to issue any authorised unissued shares in the Company on such terms and conditions as it may decide and may exercise all powers of the Company to purchase the Company's own shares. The powers of the Board to issue and purchase shares are neither limited to specific purposes nor to a specified period as recommended in the Code. This represents a deviation from Section 3 of the Code for the period before the Redomiciliation.

The Singapore Companies Act provides that notwithstanding anything in the Constitution, the Board may only be authorised to issue new shares or acquire the Company's own shares by the prior approval of the shareholders in a general meeting. The general meeting can specify one or several mandates to limit a board authorisation to issue new shares or acquire own shares to a defined purpose. Both such board authorisations will be effective from the date of the general meeting or such date as the general meeting resolve and be valid until the next annual general meeting or the latest date the annual general meeting is required by law to be held. In connection with the Redomiciliation, the general meeting resolved to authorise the Board of Directors to issue new shares and acquire own shares within certain limits.

The Company does not deviate from Section 3 of the Code following the Redomiciliation.

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Corporate governance report (continued)

Section 04 — Equal treatment of shareholders

The Company has one class of shares. Each share in the Company carries one vote, and all shares carry equal rights, including the right to participate in general meetings. All shareholders will be treated on an equal basis, unless there is just cause for treating them differently.

Pursuant to Bermuda and Singapore laws and based on the rights of shareholders outlined in the Bermuda Bye-laws and the Constitution, the shareholders of the Company do not have pre-emption rights in share issues unless otherwise resolved by the Company. Any decision to issue shares without pre-emption rights for existing shareholders will be justified in the common interest of the Company and the shareholders. In the event that the Company carries out a share issue without pre-emption rights for existing shareholders, then the justification will be publicly disclosed in a stock exchange announcement issued in connection with the share issue.

Any transactions the Company carries out in its own shares will be carried out either through the Oslo Stock Exchange and/or New York Stock Exchange in accordance with applicable regulations or with reference to prevailing stock exchange prices if carried out in another way. If there is limited liquidity in the Company's shares, the Company will consider other ways to ensure equal treatment of shareholders.

The Company does not deviate from Section 4 of the Code.

Section 05 — Shares and negotiability

In general, the shares in the Company are freely transferable.

However, the Board may decline to register the transfer of any share, where such transfer would, in the opinion of the Board, likely result in 50% or more of the aggregate issued and outstanding share capital of the Company being held or owned directly or indirectly by individuals or legal persons resident for tax purposes in Norway, or alternatively, such shares being effectively connected to a Norwegian business activity, or the Company otherwise being deemed a "Controlled Foreign Company" as such term is defined pursuant to Norwegian tax legislation. The purpose of this provision is to avoid the Company being deemed a "Controlled Foreign Company" pursuant to Norwegian tax rules. This represents a deviation from Section 5 of the Code.

Section 06 — General meetings

The annual general meeting of the Company will normally take place on or before 31 May each year. The Company encourages all shareholders to participate in and to vote at general meetings. In order to facilitate shareholder participation, the Board ensures that:

– the resolutions and supporting documentation, if any, will be sufficiently detailed, comprehensive and specific to allow shareholders to understand and form a view on matters that are to be considered at the general meeting;
– the registration deadline, if any, for shareholders to participate at the general meeting will be set as closely to the date of the general meeting as practically possible and permissible under the provision in the Bermuda Bye-laws and the Constitution (as applicable);
– the shareholders will have the opportunity to vote on each individual matter, including on each candidate nominated for election to the Company's Board and Committees (if applicable); and
– the members of the Board, the chairman of the nomination committee and the auditor (where attendance is regarded as essential) will have the opportunity to participate at the general meeting.

Shareholders who cannot be present at the general meeting will be given the opportunity to vote by proxy or to participate by using electronic means. The Company will in this respect:

– provide information on the procedure for attending by proxy in the notice;
– nominate a person who will be available to vote on behalf of shareholders as their proxy; and
– prepare a proxy form which will, insofar as this is possible, be formulated in such a manner that the shareholder can vote on each item that is to be addressed and vote for each of the candidates that are nominated for election.

Pursuant to the Company's Bermuda Bye-laws and the Constitution (as applicable), the chairman of the Board shall act as chairman of the meeting at all general meetings at which such person is present. Notwithstanding the above, the Chairman may appoint a person to act as chairman of the general meeting. In the absence of the Chairman and a person appointed to act as chairman of the meeting by the chairman of the Board, the chairman of the general meeting shall be appointed or elected by those present at the meeting and entitled to vote. In this respect, the Company deviates from Section 6 of the Code. However, there will be routines to ensure that an independent person is available to chair the general meeting or a particular agenda with regard to any matters related to the chairman of the Board.

The Company endeavours to publish the minutes of the annual general meeting on the Company's website no later than 15 days after the date of the meeting, and a printed version can be made available upon request.


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Corporate governance report (continued)

Section 07   Nomination Committee

The Company has a Nomination Committee appointed by the general meeting with a chairman elected by the general meeting. The Nomination Committee is laid down in the Company's Bermuda Bye-laws and the Constitution (as applicable) with guidelines approved at the annual general meeting. The Nomination Committee guidelines are made available on the Company website.

The Nomination Committee is responsible for proposing candidates for election to the Board and the Nomination Committee, and proposing remuneration to be paid to members of these bodies. As part of its work in proposing candidates for election to the Board and the Nomination Committee, the Nomination Committee is available for contact with shareholders and maintains contact with the Board and the Company's Executive Management. The Nomination Committee will justify its recommendations for each

candidate separately and strive to consult with relevant shareholders concerning proposals for appointment of candidates.

The members of the Nomination Committee have been selected to take into account a broad range of shareholder interests. In accordance with the recommendations of the Code, the Nomination Committee is independent and does not include any Executive Management or any member of the Company's Board of Directors.

An up-to-date composition of the Nomination Committee is available on the Company's website and the Company will provide shareholders with any deadlines for submitting proposals for candidates to the Nomination Committee.

The Company does not deviate from Section 7 of the Code.

Section 08   Board of Directors: Composition and independence

The composition of the Board represents a broad cross-section of the Company's shareholders, which ensures that they can meet the Company's need for expertise, capacity, diversity and independence. The Board consists of six members, who continue to work together as a team to exercise proper supervision on the management of the Company. The majority (five of the six members) are independent of the Company's largest shareholder, the

Executive Management, and material business connections of the Company. The Board does not include any Executive Management. The general meeting elects the chairman of the Board.

Members of the Board would be re-evaluated before being considered for re-election annually. The value of continuity will be balanced against the need for renewal and independence. Where a member of the Board has served for a prolonged continuous period,

consideration will be given as to whether the individual Board member in question is still considered independent of the Company's Executive Management.

The information of the Board, the expertise of the Board members and the members who

are considered independent is available on the Company's website and in the Annual Report.

Members of the Board are welcome to own shares in the Company.

The Company does not deviate from Section 8 of the Code.

Section 09   The work of the Board of Directors

The Board is ultimately responsible for the management of the Company and for supervising its day-to-day management. The duties and tasks of the Board are detailed in the Company's Bermuda Bye-laws and Singapore Constitution (as applicable). The Board has issued instructions for its own work as well as for the Executive Management with particular emphasis on clear internal allocation of responsibilities and duties. This Report and the instructions issued by the Board are based on the view that all decisions of unusual character or major importance rest with the Board, and the authority given to the CEO and other Executive Management is not considered to be of unusual character or major importance by the Company.

The Company and Board have put in place guidelines on the handling of agreements with related parties which require the Directors and Officers of the Company and Executive Management to notify the Board if they directly or indirectly have a material interest in any transaction carried out by the Company. Members of the Board of Directors and Executive Management cannot consider items in which they have a special and prominent interest so that such items can be considered

in an unbiased and satisfactory way. In cases of transactions between the Company and a shareholder, a shareholder's parent company, Director, Officer or Executive Management of the Company or persons closely related to any such parties, or with another company in the same group, which are not immaterial for either the Company or the close associate involved, the Board will normally obtain a valuation from an independent third party, unless the Board is confident based on other relevant information such as benchmarking studies that it is unnecessary to obtain such valuation to ensure that values are not being transferred from the Company to related parties. Agreements with related parties are given account for in the Company's consolidated financial statements.

In order to conduct its work, the Board each year fixes in advance a number of regularly scheduled meetings for the following calendar year, although additional meetings may be called by the chairman of the Board. The directors will normally meet in person but if so allowed by the chairman, may participate in the meeting by means of electronic communications. Minutes regarding the board meetings were kept by the Company

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Corporate governance report (continued)

in Bermuda prior to the Redomiciliation and the Company keeps the minutes in Singapore following the Redomiciliation.

The Board has established an Audit Committee as a preparatory and advisory committee for the Board, consisting of two members, both of which are also members of the Board. Both members of the Audit Committee are independent. The work and responsibility of the Audit Committee includes but is not limited to overseeing internal controls, risk management, internal audit and external audit activities; assessing the performance of the external auditors; and management of the Company's Environmental, Social and Governance ("ESG") material topics.

The Board has also established a Remuneration Committee to ensure thorough and independent preparation of matters relating to compensation paid to the Executive

Management. The Remuneration Committee consists of two members, both of which are also members of the Board, and one of the two members is not independent of the Company's largest shareholder. This represents a deviation from Section 9 of the Code.

The Board carries out an annual self-evaluation of its performance and expertise. The various Board Committees are also reviewed for their effectiveness in executing their responsibilities. This evaluation aims to appraise the Board's performance over the year and serve as a foundation for improving its functions. The Nomination Committee takes into consideration the results of the annual self-evaluation when reviewing the composition of the Board.

Details on the various board committees and their respective guidelines adopted at the Company's annual general meeting are available on the Company's website.

This audit plan includes an audit for internal controls in processes for functions at both group and subsidiary level. The internal auditor is independent from the Executive Management and reports directly to the Audit Committee. The Audit Committee follows up on internal controls and risk management in connection with quarterly reviews of the Group's financial reporting.

In connection with the preparation for compliance with Section 404 of the Sarbanes-Oxley Act, the Company has identified material weakness in the Company's internal control over financial reporting relating to not having a sufficient number of personnel with an appropriate level of U.S. Securities and Exchange Commission ("SEC") reporting knowledge, experience and training in internal controls over financial reporting, resulting in inadequate resources to operate the period-end financial reporting controls, and material weakness with respect to sufficiency of information technology controls and documentation, even though the Company is of the view that it has had sufficient internal control over financial reporting to satisfy applicable requirements under its current reporting regime and has satisfied its obligations as a Oslo Stock Exchange listed company.

The Company is committed to improving its financial organisation and to having effective internal control over financial reporting in accordance with the requirements under Section 404 of the Sarbanes-Oxley Act and the Company has implemented the following plan to address the material weaknesses identified, including (i) establishing and initiating a formal process to evaluate the design and implementation of our internal controls over financial reporting, (ii) designing and implementing controls based on that evaluation, and (iii) performing a resource and skills gap analysis within our existing finance organisation and recruiting more qualified personnel equipped with relevant experience and qualifications to strengthen the financial reporting function. When fully implemented and operational, we believe these measures will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting.

The Company does not deviate from Section 10 of the Code.

Section 10   Risk management and internal control

The Board ensures that the Company has sound internal control procedures and systems to manage its exposure to risks related to the conduct of the Company's business, to support the quality of its financial and non-financial reporting, and to ensure compliance with laws and regulations. Such procedures and systems will contribute to securing shareholders' investment and the Company's assets and creating value for stakeholders.

Management and internal control are based on Company-wide policies and internal guidelines in addition to implementation and follow-up of a risk assessment process. The Company's

risk management system is central to the Company's internal controls and ensures that the guidelines for integrating considerations related to stakeholders into its creation of value are known and adhered to.

The Board carries out an annual review of the Company's most important areas of exposure to risk and its internal control arrangements. A description of the annual risk review and the risks identified are disclosed in the Annual Report.

An annual supervisory plan for internal audit work is approved by the Audit Committee.


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Corporate governance report (continued)

Section 11 — Remuneration of Board of Directors

The shareholders of the Company decide the remuneration of the Board at the annual general meeting. The remuneration of the directors reflects their competence, level of activity, responsibility, use of resources and the complexity of the business activities.

The remuneration of the directors is not linked to the Company's performance and the directors do not receive profit-related remuneration, share options or retirement benefits from the Company.

Directors and/or companies with whom Directors are associated shall not normally undertake special tasks for the Company in addition to the directorship. However, if they do so, the entire Board shall be informed, and the fee will be approved by the Board.

Details of normal directors' fees are disclosed in the minutes of the annual general meeting. Any additional remuneration and benefits are disclosed in the Annual Report.

The Company does not deviate from Section 11 of the Code.

Section 12 — Remuneration of Executive Management

The Board has established guidelines that set out the main principles applied in determining the salary and other remuneration of the Executive Management. The Guidelines for Executive Remuneration are clear and understandable, and contribute to the Company's business strategy, long-term interests and financial sustainability. Any change in these guidelines will be formally communicated at the annual general meeting and updated on the website. Since the Guidelines for Executive Remuneration is not a requirement under Bermuda and Singapore laws (as applicable), the annual general meeting has not voted over the guidelines.

The remuneration of the Executive Management is reviewed annually and approved by the Board based on recommendations by the Remuneration

Committee. The Remuneration Committee considers the performance of the Executive Management and gathers information from comparable companies before recommending it to the Board. Such a recommendation aims to ensure convergence of the financial interests of the Executive Management and the shareholders and is made easily understandable.

Performance-related remuneration is awarded in relation to annual performance against pre-determined performance targets, which includes sustainability objectives. The aggregate bonus pool available for payment is determined with close reference to the Company's profitability and shareholder value creation. Performance-related remuneration to Executive Management is not subject to an absolute limit. This represents a deviation from Section 12 of the Code.

Section 13 — Information and communications

The Company is committed to providing information in a manner that contributes to establishing and maintaining confidence with important interest groups and stakeholders. The information shall be based upon openness and equal treatment of all shareholders. A precondition for the share value to reflect the underlying values in the Company is that all relevant information is disclosed to the market. Based on this and subject to applicable laws and regulations, the Company will keep the shareholders informed about profit developments, prospects and other relevant factors for their analysis of the Company's position and value.

The Company publishes an updated financial calendar with dates for important events such as the annual general meeting, publishing of interim reports, public presentations and

payment of dividends (if applicable) on the Company's website.

Public investor presentations are arranged in connection with the submission of annual and quarterly results for the Company. The presentations are also available on the Company's website. Furthermore, continuous dialogue is held with, and presentations are given to analysts and investors, ensuring that at all times, existing and prospective investors have symmetrical access to share-price sensitive information.

Shareholders may contact the Company's investor relations contact at investor.relations@bwlpg.com.

The Company does not deviate from Section 13 of the Code.

Section 14 — Take-overs

In the event of a take-over process, which shall be decided by the general meeting, the Board will act in accordance with the following principles:

- the Board will ensure that the offer is made to all shareholders, and on the same terms;
- the Board will ensure that the shareholders have sufficient information and time to assess the offer;
- the Board will not undertake any actions intended to give any shareholder or others an unreasonable advantage at the expense of other shareholders or the Company;

- the Board will strive to be completely open about the take-over situation;
- the Board will not attempt to prevent or impede the take-over bid unless this has been decided by the shareholders in a general meeting in accordance with applicable law;
- the Board will not institute measures which have the intention of protecting the personal interests of its members at the expense of the interests of the shareholders;
- the Board will ensure that the values and interests of all shareholders are safeguarded and that the Company's activities are not unnecessarily interrupted.

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Corporate governance report (continued)

If an offer is made for the Company's shares, the Board will issue a statement evaluating the offer and making a recommendation as to whether shareholders should or should not accept the offer. If the Board finds itself unable to give a recommendation to the shareholders on whether to accept the offer, it will explain the reasons for this. The Board's statement on a bid will make it clear whether the views expressed are unanimous, and if this is not the case, it will explain the reasons why specific members of the Board have excluded themselves from the statement.

The Board will consider whether to arrange a valuation from an independent expert. If any director, or close associates of such director, or anyone who has recently held a position but has ceased to hold such a position as a director, is either the bidder or has a particular personal interest in the bid, the Board will arrange an independent valuation. This will also apply if the bidder is a major shareholder. Any such valuation will either be enclosed with the Board's statement, reproduced or referred to in the statement.

The Company does not deviate from Section 14 of the Code.

Section 15   Auditor

The Company's auditor (the "Auditor") is appointed by the annual general meeting of the Company and is responsible for the audit of the consolidated financial statements of the Company.

The Auditor participates in the Audit Committee's review and discussion of the annual accounts and quarterly interim accounts. In these meetings, the Audit Committee is informed of the annual and quarterly accounts and issues of special interest. Further, the Auditor reviews key aspects of the audit, any material changes in the Company's accounting principles, comments on any material estimated accounting figures and reports on all material matters on which there has been disagreement between the Auditor and the Executive Management of the Company.

The Board and the Audit Committee will at least once a year review the Company's internal control procedures relating to its financial reporting process, including weaknesses identified by the Auditor and proposals for improvement, together with the Auditor.

The Board holds a meeting with the Auditor at least once a year at which no representative of the Executive Management is present. The Board also determines the right of the Executive Management to use the Auditor for purposes other than auditing.

The Auditor confirms their independence in writing to the Audit Committee annually.

The Company does not deviate from Section 15 of the Code.

Guidelines and policies regarding equality and diversity

The Company's guidelines and policies regarding equality and diversity are set out in its Diversity, Inclusion & Non-Discrimination and Anti-Harassment Policy, which applies to all employees of the Group, including the Executive Management, the Board and committees. Details on the diversity policy can be found on the Company's website.

The objectives of the diversity policy are to ensure equality without discrimination or any form of harassment based on race, colour, religion, sex, sexual orientation, age, disability, marital status, national origin or any other characteristic protected by law. The diversity policy has been implemented towards employees and other stakeholders as a part of the Company's training programmes. Violation of the diversity policy may lead to disciplinary action, up to and including dismissal, for all employees, including Executive Management.

In the financial year 2024 the Company's Executive Management consists of six individuals, with a diversity consisting of 33% female and 66% male representing two different nationalities. The Company aims to retain its Executive Management going forward to ensure continuity of expertise and the Company's long-term success and growth.

During the financial year 2024, an additional member was elected to the Board and to the Audit Committee of the Company. The same diversity split between female and male as for the Executive Management applies to the Board, which also consist of six individuals. The Board is elected yearly by the shareholders at the annual general meeting, and the Company aims to continue to have a Board consisting of experienced, effective and diverse leadership where the current members may be evaluated for re-election in 2025. In 2024, the Company's Nomination Committee consists of a split of one male and two female members and is responsible for recommending candidates for the Board and the Nomination Committee. In addition, to ensure the availability of suitable expertise, the Nomination Committee is requested to pay attention to factors such as the balance of age and gender pursuant to the guidelines for the Nomination Committee adopted at the annual general meeting on 15 May 2023.

In addition, the Company aims to provide a workplace that is inclusive, safe and respectful of the diverse backgrounds and talents for its workforce. For the financial year 2023, the Company had zero cases of discrimination and harassment and a shore employee diversity consisting of 41% female and 59% male representing 17 different nationalities, and the targets for 2024 were to achieve a diversity of nationalities, with ±15% variance in employee gender. The Company has through the financial year 2024 continued with the measures made to implement the diversity policy, which resulted in a shore employee diversity consisting of 41% female and 59% male representing 21 different nationalities.

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Risk management
Resilient strategies for a changing world

Risk management is fundamental to our decision-making. It determines how we plan for and react to risks related to our corporate strategy, material topics, preventable incidents from operations and unexpected events. We follow a six-part process to inform our risk management strategy.

01 Identification: Risks are identified during operations and added to our risk universe

Boundary

Strategic and external
Risks associated with global markets and economy, geopolitical stability, climate, decarbonisation, cyber and data security.

Regulatory compliance
Risks associated with i) ethical behaviour of employees and third parties; ii) security of sensitive information; and iii) laws and regulations, including climate-related regulations, sanctions and anti-bribery laws.

Commercial and operational
Risks related to events occurring during planning and execution of business operations. This includes but is not limited to cargo and asset loss or damage, counterparty default, crew injury or environmental damage.

Financial
Risks relating to volatility of financial markets, including increase in interest rates, financial stress, counterparty risks and tax exposure.

Management

Strategic and external
Addressed by business strategies managed through company's annual strategy review.

Regulatory compliance
Regular monitoring and mandatory awareness training, compliance reviews, legal due diligence and internal audits.

Commercial and operational
Control measures are incorporated in operations and insurance planning, with ongoing monitoring during execution.

Financial
Hedging exposures with financial instruments such as forex forward contracts, freight derivatives, interest rate and bunker swaps.

Responsibility

Strategic and external
The Executive Management reviews assessment of risks to ensure that the intended and actual business direction are reflected in corporate strategic planning, which is presented and endorsed by the Board of Directors.

Regulatory compliance
Internal audit and compliance teams assess and update a quarterly compliance and internal audit report for presentation to the Audit Committee.

Commercial and operational
Incidents and near misses are reviewed by business units and management to ensure that root causes are comprehensively analysed. Suitable corrective actions are planned and implemented.

Financial
The Executive Management actively manages risks with guidance and input from the Board of Directors.

02 Assessment: Risks are assessed to understand probability of occurrence and business impact

Each year, a comprehensive risk assessment exercise looks at key risks that could impact our strategic objectives. These risks are assessed based on their potential financial impact, likelihood of occurrence, and the effectiveness of controls in place to mitigate them.

03 Recording: Risks are documented, prioritised and assigned to impacted departments

The findings are used to identify the top risks for the Company, which are analysed with the Executive Management. Some will have a direct or indirect correlation with our significant ESG (Environmental, Social, and Governance) topics.

04 Mitigation: Mitigation plans are prepared, translated into strategic priorities and implemented

The adequacy of current mitigating actions are evaluated by the various business units. Gaps that are identified are closed by improving measures or implementing new measures.

05 Monitoring: Risks are monitored in the course of business and operations

On top of this annual process, risks are regularly identified via sharing of best practices on our internal communications platforms for crew and employees.

06 Reporting: A review of risks takes place, reporting to the Board of Directors

The results of the assessment are presented to the Board as a component of the annual strategy development process. The Group's risk profile is reviewed, and guidance is provided on mitigation plans to ensure sufficiency of risk management actions and controls.

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2024 top five risks
Identifying key risk areas and mitigating strategies

Top risks identified as having a potential to substantively influence our business and operations.

Category	Risk area	Climate-related considerations	Key mitigating strategies
Market and country 	– Risks from geopolitical actions can impact trade and supply chains – Downward impact on vessels' valuation, coupled with longer periods of depressed freight rates may cause liquidity issues	– Global clean energy transition may impact LPG supply chain and LPG demand – Global VLGC fleet size can fluctuate due to climate-related regulatory changes, shipping inefficiencies and newbuild orders – Unprecedented weather changes such as unusually long droughts can add market volatility and increase counterparty exposures	– Closely monitor market development – Expand value chain to ensure a natural hedge and access to market information – Maintain a robust balance sheet and prepare for stressed liquidity scenarios – Derisk strategies, for example, by entering into long-term time-charter contracts and Freight Forward Agreements
Qualified crew	– Availability of qualified and competent seafarers as new gas vessels are being delivered over the next five-year period – Ability to retain competent seafarers in the event of poaching – Sub-optimal operations due to the lack of qualified seafarers and onshore staff with competencies in technical and shipping operations could have knock-on effects such as spills and collision	– We need qualified staff with specialised competencies as shipping technologies evolve to cope with climate changes – Extreme weather is a safety concern for crew. Failure to address concerns can impact operations and our licence to operate	– Attract and retain talent by cultivating a positive working environment (e.g. diversity and inclusion initiatives) and benchmarking with competitive remuneration and benefits – Introduce retention schemes for key positions onboard – Encourage crew collaboration between BW affiliates to reduce impact from external competitors

Category	Risk area	Climate-related considerations	Key mitigating strategies
Project planning and execution (business expansion) 	– Business expansion into new markets and segments requires more thorough pre-planning and due diligence with regard to local partners and local regulatory landscape – Business expansion of Product Services division in increased trading volumes and in new segments – Risk of not achieving intended investment returns, delay in project implementation and local non-compliance risk – Inadequate resourcing to address the risks and compliance obligations arising from the new business activities and over-dependence on local partners	– Entering new markets may involve stricter or evolving climate regulations (e.g., carbon pricing, emissions caps) that necessitate additional due diligence – Investors, customers and partners may demand stronger climate-related commitments (e.g., emissions reduction targets), influencing investment returns and project feasibility – Expanding operations could expose the business to extreme weather events (storms, floods, heatwaves) that disrupt supply chains or project timelines	– Instill project management and approach – Obtain relevant approvals as per governance requirement – Have comprehensive SOPs and checklists in place when evaluating proposed transactions

BW LPG
INTEGRATED
ANNUAL REPORT 2024

> BUSINESS & STRATEGY

> SUSTAINABILITY

> GOVERNANCE

CORPORATE GOVERNANCE

RISK MANAGEMENT

LEADERSHIP

REMUNERATION REPORT

> APPENDIX



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2024 top five risks
Identifying key risk areas and mitigating strategies (continued)

Category	Risk area	Climate-related considerations	Key mitigating strategies
Potential non-compliance with rules and regulations	– Increasing industry-related compliances and other business regulatory requirements – Additional compliance requirements from change in regulations, expansion of business and entering of new markets	– Impact from new global ESG regulations – Onerous emissions reporting requirements – Additional climate-related clauses in charter-hire agreements – Increased costs from using fossil-based bunkers due to levies and limitations – Reduced service capacity due to slow steaming – Early retirement of older inefficient assets – Increase in charter-hire charges to cover rising operational costs and investments in technology	– Set up processes and build internal capabilities (staff training and IT systems) to cope with regulatory changes – Engage external expertise to assist with immediate requirements where needed – Identification of critical roles and functions to ensure back-ups and succession plans are in place
Cybersecurity	– Changing technological landscape with increased use of artificial intelligence (AI) can pose a potential security and cyber risk on safeguarding of data	– Extreme weather events can damage physical infrastructure like data centers and critical IT systems, leaving them vulnerable to cyberattacks due to disruptions in power, network connectivity, and physical security measures, creating a window of opportunity for malicious actors to exploit damaged systems	– Regular IT governance control and testing according to the SOX IT annual wheel – Proactive implementation of cybersecurity counter measures, including employee training and awareness of IT policies and cybersecurity

For a comprehensive list of risk factors, please refer to our Form 20-F.





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Leadership
Robust leadership for sustainable growth

BW LPG's ESG (Environmental, Social, and Governance) governance structure is embedded in our wider corporate governance structure, ensuring that our organisation operates in a responsible and sustainable manner.

The Audit Committee assesses and monitors the Company's ESG strategy, supervising our initiatives and their impact on the business, environment and society. The Executive Management is directly accountable for our sustainability programmes. The Board of Directors is the main responsible body, and the highest authority to oversee and approve the work on the material topics defined in our sustainability strategy.

Our ESG stewardship is underpinned by industry guidelines and our own corporate policies. These are integrated into our everyday operations, and apply to all crew and employees, contractors and operating assets.



Nomination Committee
Board of Directors[1]
Main responsible body
Remuneration Committee
Audit Committee[2]
Assess and monitor
Executive Management[3]
BW LPG Company[4]
With in-house multi-disciplinary ESG team
Environment
Social
Governance
Material topics
– Emissions and energy
– Waste management
– Water management
Material topics
– Health and safety
– Our people
Material topics
– Corporate governance
– Operational excellence

1. Oversees and approves strategies, risks, initiatives and reporting
2. Monitors strategy and reviews ESG material topics and initiatives at least annually
3. Oversight of strategic priorities, trends, regulations and identified risks to mitigate and secure opportunities that support our ESG priorities
4. Develops and executes ESG strategy, providing periodic progress reports to management on ESG material topics

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Leadership
Board of Directors



Andreas Sohmen-Pao
Non-executive director
Chairman

Appointed
2013

Andreas is a respected international industry leader in the maritime and energy sectors. He serves as Chairman of BW Group and its listed affiliates, including BW Offshore, Hafnia, BW Energy, and Cadeler. He is also Chairman of the Global Centre for Maritime Decarbonisation and a trustee of the Lloyd's Register Foundation. Core competencies include corporate governance, strategic development, and sustainability, with a focus on advancing maritime decarbonisation.

Committee
Remuneration Committee Chair



Luc Gillet
Non-executive director
Independent

Appointed
2023

Luc is an industry expert with over 30 years' experience in the shipping industry. He has held senior roles at Bureau Veritas and TotalEnergies. He has also led industry organisations like SIGTTO and OCIMF. Currently, he serves as an independent director at Orion Global Transport France, focusing on LNG vessel operations. His expertise spans strategic shipping operations, fleet management, risk assessment, and business development within the maritime sector.

Committee
Remuneration Committee Member



Anne Grethe Dalane
Non-executive director
Independent

Appointed
2013

Anne is a veteran executive with over 40 years of experience in business and finance. She has held senior leadership roles at Yara International and Norsk Hydro, specialising in human resources, corporate strategy, and finance. Her expertise includes corporate governance, risk management, and organisational development. During her long and varied career she has served on numerous boards, helping to drive business growth and transformation.

Committee
Audit Committee Chair



Sonali Chandmal
Non-executive director
Independent

Appointed
2020

Sonali is a highly experienced executive with expertise in management consulting, investment banking, and corporate governance. She has held leadership roles at Bain & Company and serves on the boards of Ackermans & Van Haaren SA/NV, Medicover AB, Ageas Portugal Holding SGPS S.A., and Ageas SA/NV. Her competencies include strategic development, sustainability, financial management, and private equity advisory.

Committee
Audit Committee Member



Sanjiv Misra
Non-executive director
Independent

Appointed
2024

Sanjiv is an experienced leader with expertise in investment banking and corporate governance. With leadership experience at Citigroup and Goldman Sachs, he specialises in corporate strategy, financial management, and principal investing. He currently serves as Chairman of Clifford Capital Holdings and Bayfront Infrastructure Management and is a member of the BW Group Supervisory Board. Competencies include risk management, strategic advisory, and investment strategies.

Committee
Audit Committee Member



Andrew E. Wolff
Non-executive director
Independent

Appointed
2020

Andrew is a seasoned executive with extensive experience in private equity and corporate governance. He served as Global Co-Head of the Merchant Banking Division and Global Co-Head of Private Equity at Goldman Sachs. He is currently a Director at Goldman Sachs MB Services Ltd. Competencies include corporate strategy, financial management, and investment advisory, with a focus on driving business growth and transformation.

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Leadership
Executive Management



Kristian Sørensen
Chief Executive Officer & Head of Commercial

Kristian has more than 20 years' experience in the LPG shipping industry. During his long and varied career, he has held senior roles at a range of leading maritime companies including as CEO of Fearnleys shipbrokers and Avance Gas, where he honed his expertise in strategic leadership and commercial and operational management. As CEO of BW LPG, he is responsible for steering the company's strategic direction, overseeing its global operations, and driving growth in the LPG shipping industry.

Education
Norwegian School of Economics



Samantha Xu
Chief Financial Officer

Samantha is a finance executive who has worked in the shipping and energy sectors for 20+ years. During her wide-ranging career she has held senior positions at leading companies including A.P. Moller-Maersk, Odfjell, J. Lauritzen, and Royal Vopak, where she was Finance Director prior to joining BW LPG. She brings a wealth of expertise in financial and risk management, project management, board governance, and mergers and acquisitions.

Education
University of Liverpool, INSEAD



Prodyut Banerjee
Vice President & Head of Operations

Prodyut is a maritime professional with 18+ years in global fleet operations. Prior to joining BW Group in 2005, he worked for 15+ years in a range of roles at ExxonMobil. At BW, he has held a range of leadership positions including his current role as Vice President and Head of Operations at BW LPG. Prodyut's core competencies include strategic leadership, operational management, and risk assessment. He is responsible for overseeing the company's global operations.

Education
National University of Singapore



Knut-Helge Knutsen
Vice President & Head of Technical

Knut-Helge is a seasoned maritime professional with 30+ years in the shipping industry. Prior to joining BW LPG in 2013, he held a range of senior international operational roles at Veritas Petroleum Services and DNV. Knut-Helge's core competencies include technical management, fleet operations, and safety compliance. As Vice President and Head of Technical at BW LPG, he oversees technical operations and the safe and efficient management of the fleet.

Education
Norwegian University of Science and Technology, IMD Business School



Iver Baatvik
Vice President & Head of Corporate Development

Iver is a seasoned finance professional with over a decade of investment banking experience at ABN AMRO and Sissener. His core skills include strategic financial management, investment analysis, and infrastructure development within the energy sector. As Vice President and Head of Corporate Development, he is responsible for identifying and executing opportunities to expand the company's infrastructure presence in emerging markets.

Education
University of Oslo, Pacific Lutheran University



Leona Leo
Vice President & Head of Human Resources

Leona is a seasoned human resources professional with 18+ years in the oil and energy industry. During her wide and varied career she has worked in a range of international HR leadership positions at blue-chip companies including Chevron, Shell and Maxeon. Leona's core competencies include organisational change management, talent development, and strategic human resources planning. As Vice President and Head of Human Resources at BW LPG, she is responsible for overseeing the company's HR strategies and high-performance culture.

Education
Nanyang Technological University

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Remuneration report

The overall objective of the remuneration structure is to attract, motivate and retain skilled members of the Board of Directors and the Executive Management. This stems from the recognition that the Company's future growth and success are linked to the performance of its leadership. The Company's executive remuneration approach aims to encourage a strong and sustainable performance-based culture, which supports growth in shareholder value and delivery of the Company's strategy.

Remuneration of the Board of Directors

The members of the Board of Directors are remunerated for their role and responsibilities on the board. The remuneration of the directors is not linked to the Company's performance and the directors do not receive profit-related remuneration, share options or retirement benefits from the Company. The fees are reviewed each year and approved at the annual general meeting.



Andreas Sohmen-Pao
Board Chairman
Remuneration Committee
Chair

US$110,000



Luc Gillet
Board Member
Remuneration Committee
Member

US$95,000



Anne Grethe Dalane
Board Member
Audit Committee
Chair

US$105,000



Sonali Chandmal
Board Member
Audit Committee
Member

US$100,000



Sanjiv Misra
Board Member
Audit Committee
Member

US$100,000



Andrew E. Wolff
Board Member

US$90,000

 

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Remuneration report (continued)

Remuneration of the Executive Management

The remuneration for Executive Management is determined in accordance with the Guidelines on Executive Remuneration, which is set out by the Board and communicated at the annual general meeting. Remuneration of the Executive Management is reviewed annually and approved by the Board based on recommendations by the Remuneration Committee.

CEO	2024 US$'000	2023 US$'000
Fixed remuneration		
– Base salary and allowances	588	766
– Pension contribution	20	20
Variable remuneration		
– Annual performance bonus	537	699
Total remuneration	1,145	1,485

Rest of Executive Management (excluding CEO)	2024 US$'000	2023 US$'000
Fixed remuneration		
– Base salary and allowances	1,432	1,399
– Pension contribution	53	66
Variable remuneration		
– Annual performance bonus	943	470
Total remuneration	2,428	1,935

The above remuneration does not include the long-term incentive share-based compensation. Please refer to Section 2b of this remuneration report.

1. Fixed remuneration

a) Base salaries and allowances

Base salaries are designed to compensate employees for the roles, responsibilities that they undertake, and the required competencies. Base salaries are normally reviewed once a year. Fixed allowances designed to cover housing and transportation costs are paid to eligible members of the Executive Management.

b) Pension contribution

Pension contributions commensurate with local practice and laws in the location of employment on standard terms. No additional pension contributions are provided.

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Remuneration report (continued)

2. Variable remuneration

a) Annual performance bonus

Performance targets for Executive Management are determined and reviewed by the Remuneration Committee in consultation with the full Board of Directors. Performance targets include both financial and non-financial KPIs, which are aligned with the Company's strategic objectives and approved by the Board of Directors.

The 2024 Company strategic objectives and KPIs are as follows:

Targets	Weightage	KPIs	Rationale
Financial performance	50%	TCE (US$/day)	Part of our strategy to secure long-term value for our stakeholders involves making significant investments to maximise returns on our current assets and to enable savings. Achieving this requires successful execution of our commercial and finance strategy.
		ROE	
		G&A	
Strategic milestones	20%	US Listing	We recognise the importance of key strategic initiatives in driving long-term value creation and organisational resilience. These initiatives enable us to strengthen our market position, diversify revenue streams and capitalise on emerging opportunities. Delivering on our strategic milestones is crucial for enhancing operational capabilities, fostering innovation and maintaining competitiveness in an evolving industry landscape.
		Growth of BW Infrastructure	
		Growth of BW Product Services	
Fleet performance	20%	Vessel OPEX	We continuously strive for operational excellence and an energy-efficient fleet as we transition and prepare for our next-generation VLGCs. Compliance with long-term emissions regulations must be business-sustainable as we optimise our vessel performance in a safe manner.
		Speed and consumption	
		Emission reduction	
		LTIF and TRCF	
Sustainability	10%	ESG ratings	Sustainability is incorporated into our corporate strategy. We must engage in sustainable initiatives by assessing both the internal and external ESG priorities, concerns and drivers of multiple stakeholders; identify where critical risk areas and opportunities require attention; and ascertain industry position and alignment within broader market frameworks.

b) Long-Term Incentive Plan (LTIP)

The Board of Directors has established an equity-settled, share-based compensation plan for the Executive Management and other key leading employees. The purpose of the LTIP is to attract and retain a strong team, and to align the interests of the team with the shareholders.

The Executive Management is entitled to share options, awarded each year in connection with the publication of the quarterly report for Q4 of the preceding year. The strike price for the options shall be equal to the sum of (i) the volume weighted average share price quoted on the Oslo Stock Exchange in the first five trading days following the announcement of such quarterly report (VWAP), and (ii) 16% of the VWAP.

The options will have a vesting period of three years from being awarded and may then be exercised in a period of three additional years.

The options are non-tradable and conditional upon the option holder being employed by the Company or its subsidiaries and not having resigned or having been terminated for cause prior to the vesting date.




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Remuneration report (continued)

The following options granted to the Executive Management pursuant to the share-based compensation plans and exercised during the year 2024 are set out in the following table.

Executive Management	Award date	Exercise date	No. of share options exercised	Strike price per share (NOK)	Market value per share at exercise date (NOK)
Prodyut Banerjee	01.03.2022	29.08.2024[1]	24,840	0.7457	161.0
	01.03.2021	01.03.2024	22,720	0.1000	108.5
Knut-Helge Knutsen	01.03.2022	29.08.2024[1]	24,840	0.7457	161.0
	01.03.2021	01.03.2024	22,720	0.1000	108.5
Iver Baatvik	01.03.2022	29.08.2024[1]	24,840	0.7457	161.0

1. Accelerated vesting of options – please refer to press release dated 15 July 2024

As of 31 December 2024, the number of options granted to the Executive Management pursuant to the share-based compensation plans, and not yet exercised is set out in the following table.

Executive Management	Award date	Vesting date	No. of share options awarded	No. of shares held
Kristian Sørensen	29.02.2024	01.03.2027	220,647	7,000
	28.02.2023	28.02.2026	120,647	
	01.10.2023	28.02.2026	100,000	
Samantha Xu	29.02.2024	01.03.2027	85,000	2,000
Prodyut Banerjee	29.02.2024	01.03.2027	50,812	–
	28.02.2023	28.02.2026	50,812	

Executive Management	Award date	Vesting date	No. of share options awarded	No. of shares held
Knut-Helge Knutsen	29.02.2024	01.03.2027	50,812	–
	28.02.2023	28.02.2026	50,812	
Iver Baatvik	29.02.2024	01.03.2027	50,812	24,840
	28.02.2023	28.02.2026	24,840	

Grants made under the LTIP are subject to the Company's policy concerning recovery of erroneously awarded compensation (Clawback Policy). In addition, the Company may request a recoupment of the full amount awarded or paid if, within two years from the grant or payment date of such incentive, the option holder is found to have engaged in fraudulent, intentional or gross negligent misconduct.

No grants have been reclaimed for the financial year 2024.

3. Other benefits

The Executive Management are offered customary employee benefits such as mobile phone, internet, parking, medical and business travel insurance. These benefits are not significant in relation to their remuneration.

The Executive Management are also protected by Directors' and Officers' insurance in relation to their roles and their service on the subsidiary boards of the BW LPG Group.

4. Termination

Members of the Executive Management are employed on individual contracts which are generally entered into on an indefinite term with a mutual right of termination. There are no enhanced termination payment provisions except for payments that are required to be paid in accordance with local laws and regulations. Severance payments will deviate by position on a case-by-case basis.

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APPENDIX

Further information

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ESG metrics
Environmental data

	2024	2023	2022	Units
GHG emissions (Scope 1 emissions)				
Total Scope 1	**1,368.81**	**1,420.06**	**1,265.45**	CO$_2$e Tonnes ('000)
Total carbon dioxide (CO$_2$) emitted	1,358.07	1,409.00	1,255.97	CO$_2$ Tonnes ('000)
Total methane (CH4)	0.37	0.40	0.37	CO$_2$eTonnes ('000)
Total nitrous oxide (N$_2$O)	10.37	10.66	9.11	CO$_2$eTonnes ('000)
GHG emissions (Scope 2 emissions)				
Total carbon dioxide (CO$_2$) emitted	0.04	0.04	0.07	CO$_2$ Tonnes ('000)
Other emissions				
Total nitrogen oxide (NOx)	32.80	34.19	29.21	Tonnes ('000)
Total sulphur oxide (SOx)	6.69	7.71	5.78	Tonnes ('000)
Total particulate matter (PM10)	2.02	2.2	1.88	Tonnes ('000)
Carbon intensity index				
Energy Efficiency Design Index (EEDI)	5.39	5.50	N/A	gCO$_2$/(Tonne.nm)
Energy Efficiency Operation Index (EEOI)	14.27	16.23	17.40	gCO$_2$/(Tonne.nm)
Annual Efficiency Ratio (AER)	6.44	6.66	7.20	gCO$_2$/(Tonne.nm)
Carbon Intensity Index (CII)	6.33	6.54	N/A	gCO$_2$/(Tonne.nm)
Energy				
High sulphur fuel oil (HSFO)	99.13	117.31	70.00	Tonnes ('000)
Very low sulphur fuel oil (VLSFO)	252.92	246.33	264.50	Tonnes ('000)
Low sulphur marine gas oil (LSMGO)	25.20	28.74	28.00	Tonnes ('000)
Liquified petroleum gas (LPG)	72.64	64.44	41.90	Tonnes ('000)
Percentage (%) heavy fuel oil (HFO)	52%	59%	53%	Percentage (%)

	2024	2023	2022	Units
Energy consumption				
Energy consumption for vessels	18,241.37	18,765.07	16,532.70	Terajoules
Non-renewable fuel consumption	18,241.37	18,765.07	16,532.70	Terajoules
Total office energy consumption	0.50	0.40	0.50	Terajoules
Spills				
Number of spills	0	0	0	Number
Aggregated volume	0	0	0	m^3
Waste landed onshore				
Waste	1002.7	1002.4	1,044.3	m^3
Percentage of fleet implementing ballast water				
(1) Exchange	100%	100%	100%	Percentage (%)
(2) Treatment	100%	100%	86%	Percentage (%)
Activity metrics				
Number of vessels	55	47	43	Number
Total distance travelled by vessels	4,000	3,872	3,219	Nautical miles ('000)
Available days	12,593	12,657	13,341	Days
Deadweight tonnage	3,012	2,529	2,305	Deadweight tonnes ('000)
Number of vessel port calls	1,167	1,153	976	Number

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ESG metrics
Social data

	2024	2023	2022	Units
Health and Safety				
Crew				
Number of fatalities as a result of work-related injury	0	0	0	Number
Lost-Time Injury (LTI)	3	1	0	Number
Total Recordable Case (TRC)	3	1	1	Case
Number of hours worked	5,882	6,218	6,311	Hours ('000)
Rate of fatalities as a result of work-related injuries	0%	0%	0%	Percentage (%)
Lost-Time Injury Frequency (LTIF)	0.51	0.16	0.00	Frequency
Total Recordable Case Frequency (TRCF)	0.51	0.16	0.16	Frequency
Onshore staff				
Number of fatalities as a result of work-related injury	0	0	0	Number
Number of high-consequence work-related injuries (excluding fatalities)	0	0	0	Number
Number of recordable work-related injuries	0	0	0	Number
Rate of fatalities as a result of work-related injuries	0%	0%	0%	Percentage (%)
Rate of high-consequence work-related injury	0%	0%	0%	Percentage (%)
Rate of recordable work-related injury	0%	0%	0%	Percentage (%)
Accident & safety management				
Marine Casualties				
Number of marine casualties	0	0	0	Number
Percentage classified as very serious	0%	0%	0%	Percentage (%)
Number of Port State Control				
(1) Deficiencies	0.4	0.52	0.04	Number
(2) Detentions	0	0	0	Number
Training				
Crew				
Total training hours	11,560	14,157	13,880	Hours
Average training hours	8.8	9.8	9.2	Hours

	2024	2023	2022	Units
Onshore staff				
Total training hours	1,529	142	996	Hours
Average training hours	12.9	1.4	10.6	Hours
Permanent staff				
Crew				
Total	**1,310**	**1,444**	**1,507**	**Number**
Male	1,289	1,419	1,494	Number
Female	21	25	13	Number
Onshore staff				
Total	**119**	**101**	**94**	**Number**
Male	70	59	56	Number
Female	49	42	38	Number
< 30 years old	8%	10%	7%	Percentage (%)
30 – 50 years old	68%	67%	68%	Percentage (%)
> 50 years old	24%	23%	25%	Percentage (%)
Temporary staff				
Onshore staff				
Total	**0**	**1**	**0**	**Number**
Male	0	1	0	Number
Female	0	0	0	Number
Employee Diversity (Onshore)				
Senior-level employees				
Total number of employees	**11**	**17**	**18**	**Number**
Male	82%	77%	83%	Percentage (%)
Female	18%	24%	17%	Percentage (%)
Mid-level employees				
Total number of employees	**92**	**53**	**48**	**Number**
Male	64%	69%	67%	Percentage (%)
Female	36%	32%	33%	Percentage (%)
Entry-level employee				
Total number of employees	**16**	**32**	**28**	**Number**
Male	19%	32%	32%	Percentage (%)
Female	81%	66%	68%	Percentage (%)

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ESG metrics
Governance data

	2024	2023	2022	Units
Board diversity				
Male				
Number of individuals	4	3	2	Number
Percentage of individuals within the organisation's governance bodies	67%	60%	40%	Percentage (%)
Female				
Number of individuals	2	2	3	Number
Percentage of individuals within the organisation's governance bodies	33%	40%	60%	Percentage (%)
Supply chain				
Supply chain spending				
Europe	62%	62%	77%	Percentage (%)
Far East Asia	14%	25%	12%	Percentage (%)
North America	1%	2%	3%	Percentage (%)
Middle East	0%	0%	0%	Percentage (%)
Others	23%	11%	8%	Percentage (%)
Number of vendors				
Total	**284**	**293**	**285**	**Number**
Europe	136	140	125	Number
Far East Asia	61	56	56	Number
North America	27	31	30	Number
Middle East	4	4	7	Number
Others	56	62	67	Number
Anti-corruption risks and incidents				
Africa				
Total number of port calls	25	23	55	Number
Total port calls assessed for corruption related risks	100%	100%	100%	Percentage (%)

	2024	2023	2022	Units
Asia (including India and China)				
Total number of port calls	580	351	275	Number
Total port calls assessed for corruption related risks	100%	100%	100%	Percentage (%)
South America				
Total number of port calls	147	100	73	Number
Total port calls assessed for corruption related risks	100%	100%	100%	Percentage (%)
Corruption index				
Number of calls at ports in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	0	0	1	Number
Corruption				
Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	0	0	0	US$'000
Economic performance and contributions				
Total revenue	3,563,747	2,947,340	1,558,124	US$'000
Total expenses	2,951,561	2,246,426	1,151,847	US$'000
Staff compensation	43,902	27,541	17,647	US$'000
Manning cost	45,350	42,883	46,878	US$'000
Other expenses	2,862,309	2,176,002	1,087,322	US$'000
Political contributions	0	0	0	US$'000




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ESG metrics comments
Environment data comments

Fleet	
Owned fleet	Vessels fully owned and managed by BW LPG (including vessels under BW LPG India) during the reporting period.
TC-in fleet	Vessels chartered in and operated by BW LPG throughout the reporting period.

Emissions	
GHG scope 1 emissions	Emissions generated directly from the operation of our owned and TC-in vessels. These are calculated using fuel consumption data with conversion and emission factors based on IMO's 3rd and 4th GHG studies and the US EPA. The scope includes vessels under BW LPG Group's technical and/or operational management during the reporting year.
GHG scope 2 emissions	Emissions from the indirect consumption of purchased energy for office operations in Singapore, Norway, and Spain, are reported under the GHG Protocol's location-based methodology. Calculations reference the GHG Protocol, using Singapore, Norway and Spain's latest grid emission factor.
Nitrogen Oxide (NOx)	Emissions directly produced from the operation of our owned, and TC-in vessels. Calculations are based on conversion and emission factors recommended by the IMO's 3rd and 4th GHG studies.
Sulphur Oxide (SOx)	Emissions directly resulting from the operation of our owned and TC-in vessels. These are calculated using data on fuel oil consumption and recorded sulphur content by fuel type, with emission factors derived from vessel performance data and IMO's 3rd and 4th GHG studies.
Particulate Matter (PM10)	Direct emissions from the operation of our owned and TC-in vessels. Emission calculations use conversion factors from IMO's 3rd and 4th GHG studies, the US EPA, and the European Environment Agency's air pollutant emission inventory guidebook (2019), with reference to ENTEC (2007).

Carbon intensities	
Annual Efficiency Ratio (AER)	AER estimates cargo carried using the vessel's designed deadweight capacity instead of actual cargo and assumes continuous cargo operations. It is calculated by dividing the total CO_2 emissions of all owned vessels by the product of their total deadweight tonnage and distance travelled.
Energy Efficiency Operational Index (EEOI)	EEOI approximates cargo carried using the vessel's designed deadweight capacity and assumes vessels are always carrying cargo. It is calculated by dividing the total CO_2 emissions from all owned vessels by the product of total cargo tonnage and distance travelled.
Energy Efficiency Design Index (EEDI)	The average EEDI reflects the energy efficiency of ship designs based on IMO measures to promote the use of energy-efficient equipment and engines. This disclosure aligns with the SASB Marine Transportation standard (TR-T-110a.4).

Energy	
Fleet fuel consumption	Represents the total fuel oil consumed by the fleet, measured in tonnes, covering all fuel types used—Heavy Sulphur Fuel Oil (HSFO), Very Low Sulphur Fuel Oil (VLSFO), Low Sulphur Marine Gas Oil (LSMGO), and Liquefied Petroleum Gas (LPG).
Fleet energy consumption	The total energy used by the fleet, calculated from bunker fuel consumption for main engines, auxiliary engines, boilers, and tank conditioning. Measurements are in metric tonnes, following guidelines from third-party bunker management providers and IMO MEPC 70/18/Add.1 Annex 9.
Office energy consumption	The total energy consumed by key onshore offices in Singapore, Norway, and Madrid, calculated based on electricity usage in kWh and converted to terajoules (TJ) using a standard kWh-to-TJ conversion factor.
Percentage (%) heavy fuel oil	Disclosure, as required under the Sustainability Accounting Standards Board (SASB) – Marine Transportation (TR-MT-110a.3).

Ship Recycling and ecological impacts	
Spill and releases	Refers to oil spills as defined under MARPOL Annex I regulations.
Waste landed ashore	Waste generated by owned vessels that are disposed of at onshore facilities.
Percentage of fleet implementing ballast water treatment	The proportion of owned vessels equipped with ballast water treatment systems, calculated as the number of vessels with installed systems divided by the total fleet.
Shipping duration in marine protected areas	Required disclosure under the SASB Marine Transportation standard (TR-MT-160a.1). This data is currently not reported due to unavailability.

Activity metrics	
Number of vessels	The total count of vessels in the fleet as of the end of the reporting year.
Number of available days	The total number of calendar days vessels were operational, excluding days when vessels were off-hire.
Number of port calls	The total number of instances a vessel enters a port for activities such as loading, discharging, ship-to-ship transfers, bunkering, dry docking, or crew changes.

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ESG metrics comments
Social data comments

Health and safety	
Fatalities	The total number of work-related incidents that resulted in the death of an employee, crew member, or contractor.
Lost-Time Injury (LTI) / Lost-Time Injury Frequency (LTIF)	LTI refers to incidents resulting in lost workdays, permanent partial or total disabilities, or fatalities due to workplace injuries. LTIF measures the frequency of such injuries per 1 million hours worked.
Total Recordable Case (TRC) / Total Recordable Case Frequency (TRCF)	TRC accounts for all work-related incidents, including lost-time injuries, restricted work injuries, medical treatment cases, first aid incidents, and fatalities. TRCF represents the number of total recordable cases per 1 million hours worked.
Marine casualties	Defined based on regulations established by the flag state of each vessel.
Crew and employee	
Employee	Refers to office staff. Permanent employees have full-time contracts without a set end date, while temporary employees work part-time under contracts with defined durations.
Training	Training includes topics on diversity and inclusion, business ethics, sustainability, cybersecurity, health and safety, upgrading and upskilling training hours.
Number of crew	Includes crew from owned and TC-in vessels.
Management level	Entry-level refers to employees who execute the day-to-day operations of the company (Assistants and Executives) Mid-level refers to employees who plan and supervise the day-to-day operations of the company (Assistant Manager, Manager, Senior Manager, and General Manager) Senior-level refers to employees who have a high level of experience, knowledge and responsibility within the company (Executive Management).

< **67** >

BUSINESS & STRATEGY

SUSTAINABILITY

GOVERNANCE

APPENDIX

ESG METRICS

ESG METRICS COMMENTS

ESG INDEXES


CONTENTS


SEARCH

ESG metrics comments
Governance data comments

Supply chain	
Number of vendors and spending	Refers to suppliers that provide goods and services to vessels managed internally.
Anti-Bribery and Anti-Corruption	
% of port calls assessed for corruption related risks	All ports visited have undergone assessments to identify potential corruption-related risks.
Transparency International Corruption Perception Index	Reflects data derived from the most recent Corruption Perception Index published by Transparency International.
Economic performance	
Revenue	Includes total earnings from spot and time charter voyages, with certain comparative figures adjusted to align with the current reporting format.
Expenses	Represents total costs related to voyages, charter hire, vessel operations, and general administrative activities, with some comparative figures reclassified for consistency with current reporting standards.
Manning costs	Covers expenses related to crew members working onboard vessels.
Staff compensation	Refers to salaries and benefits provided to office-based employees.
Political contributions	Encompasses any financial support given to political parties, including donations, sponsorships, loans, and contributions to organisations linked to political activities. No such contributions were made during the reporting year.


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ESG indexes
Global Reporting Initiative (GRI)

GRI standard	Topic	GRI no.	Details	Page reference
GRI 2: General disclosures	The organisation and its reporting practices	2–1	Organisational details	2, 3, and 4
		2–2	Entities included in the organisation's sustainability reporting	11
		2–3	Reporting period, frequency and contact point	Refer to Form 20–F
		2–4	Restatements of information	Not applicable
		2–5	External assurance	Not applicable
	Activities and workers	2–6	Activities, value chain and other business relationships	11
		2–7	Employees	64
		2–8	Workers who are not employees	64
	Governance	2–9	Governance structure and composition	55
		2–10	Nomination and selection of the highest governance body	55
		2–11	Chair of the highest governance body	56
		2–12	Role of the highest governance body in overseeing the management of impacts	55
		2–13	Delegation of responsibility for managing impacts	55
		2–14	Role of the highest governance body in sustainability reporting	55
		2–15	Conflicts of interest	48 and 49
		2–16	Communication of critical concerns	55
		2–17	Collective knowledge of the highest governance body	48, 49 and 55
		2–18	Evaluation of the performance of the highest governance body	50 and 58
		2–19	Remuneration policies	50, 58, 59, 60 and 61
		2–20	Process to determine remuneration	50 and 59
		2–21	Annual total compensation ratio	Not reported

GRI standard	Topic	GRI no.	Details	Page reference
GRI 2: General disclosures	Strategy, policies and practices	2–22	Statement on sustainable development strategy	8
		2–23	Policy commitments	46
		2–24	Embedding policy commitments	55
		2–25	Processes to remediate negative impacts	53 and 54
		2–26	Mechanisms for seeking advice and raising concerns	43
		2–27	Compliance with laws and regulations	34
		2–28	Membership associations	35
	Stakeholder engagement	2–29	Approach to stakeholder engagement	30 and 31
		2–30	Collective bargaining agreements	Not applicable
GRI 3: Material topics 2021	Material topics	3–1	Process to determine material topics	28
		3–2	List of material topics	28 and 29
		3–3	Management of material topics	29, 32, 33, 34, 53 and 54
GRI 305: Emissions	Emissions	305–1	Scope 1	63
		305–2	Scope 2	63
		305–4	GHG emissions intensity	63
		305–5	Reduction of GHG emissions	26
		305–7	NO_x SO_x and other significant air emissions	63
GRI 302: Energy	Energy	302–1	Energy consumption within the organisation	63
GRI 307: Environmental compliance	Energy	307–1	Non-compliance with environmental laws and regulations	32 and 34



CONTENTS



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ESG indexes
Global Reporting Initiative (GRI) (continued)

GRI standard	Topic	GRI no.	Details	Page reference
GRI 401: Employment	Human capital management and employee relations	401-1	New employees hired and employee turnover	Not reported
		401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Not applicable
GRI 404: Training and education	Training and development	404-1	Average hours of training per year per employee	64
		404-2	Programmes for upgrading employee skills and transition assistance programmes	33, 34, 40 and 41
		404-3	Percentage of employees receiving regular performance and career development reviews	33
GRI 403: Occupational health and safety	Occupational health and safety	403-1	OHS management system	33, 39, and 40
		403-2	Hazard identification, risk assessment and incident investigation	39 and 40
		403-3	Occupational health services	39 and 40
		403-4	Worker participation, consultation and communication on occupational health and safety	39 and 40
		403-5	Worker training on OHS	40
		403-6	Promotion of worker health	39 and 40
		403-7	Prevention and mitigation of OHS impacts directly linked by business relationships	39 and 40
		403-8	Workers covered by an occupational health and safety management system	33 and 39
		403-9	Work-related Injuries	64
		403-10	Work-related ill health	64

GRI standard	Topic	GRI no.	Details	Page reference
GRI 405: Diversity and equal opportunity	Diversity and inclusion	405-1	Diversity of governance bodies and employees	51 and 64
GRI 406: Non-discrimination		406-1	Incidents of discrimination and corrective actions taken	27, 33 and 51
GRI 201: Economic performance	Economic performance	201-1	Direct economic value generated and distributed	65
		201-2	Financial implications and other risks and opportunities due to climate change	53, 43 and 72
GRI 205: Anti-corruption	Anti-corruption, anti-bribery and anti-competitive behaviour	205-1	Operations assessed for risks related to corruption	65
		205-2	Communication and training about anti-corruption policies and procedures	33, 39 and 40
		205-3	Confirmed incidents of corruption and actions taken	34 and 65
GRI 414: Supplier social assessment	Supply chain and supplier governance	414-1	New suppliers that were screened using social criteria	34
		414-2	Negative social impacts in the supply chain and actions taken	34
GRI 415: Public policy	Public policy	415-1	Political contributions	65

< 70 >

BW LPG
INTEGRATED
ANNUAL REPORT 2024

> BUSINESS & STRATEGY

> SUSTAINABILITY

> GOVERNANCE

> APPENDIX

ESG METRICS

ESG METRICS COMMENTS

ESG INDEXES


CONTENTS


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ESG indexes
Sustainability Accounting Standards Board (SASB)

Topic	Account metric	SASB code	Mapping data to pages
GHG emissions	Gross global Scope 1 emissions	TR-MT-110a.1	63
	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	TR-MT-110a.2	32 and 37
	(1) Total energy consumed	TR-MT-110a.3	63
	(2) Percentage heavy fuel oil	TR-MT-110a.4	63
	(3) Percentage renewable	TR-MT-110a.5	63
	Average Energy Efficiency Design Index (EEDI) for new ships	TR-MT-110a.6	63
Air quality	(1) NOx (excluding N2O)	TR-MT-120a.1	63
	(2) SOx		63
	(3) Particulate matter (PM10)		63
Ecological impacts	Shipping duration in marine protected areas or areas of protected conservation status	TR-MT-160a.1	Not reported
	Percentage of fleet implementing ballast water	TR-MT-160a.2	
	(1) Exchange		63
	(2) Treatment		63
	Spills and releases to the environment	TR-MT-160a.3	
	(1) Number		63
	(2) Aggregate volume		63

Topic	Account metric	SASB code	Mapping data to pages
Employee health and safety	Lost time incident rate (LTIR)	TR-MT-320a.1	64
Business ethics	Number of calls at ports in countries that have the 20 lowest rankings in the Transparency International's Corruption Perception Index	TR-MT-510a.1	65
	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	TR-MT-510a.2	65
Accident and safety management	(1) Number of marine casualties	TR-MT-540a.1	64
	(2) Percentage classified as very serious number of Conditions of Class or Recommendations	TR-MT-540a.2	64
	Number of port state control		64
	(1) Deficiencies	TR-MT-540a.3	
	(2) Detentions		
Accounting metric	Number of shipboard employees	TR-MT-000.A	64
	Total distance travelled by vessels	TR-MT-000.B	63
	Available days	TR-MT-000.C	63
	Deadweight tonnage	TR-MT-000.D	63
	Number of vessels in total shipping fleet	TR-MT-000.E	63
	Number of vessel port calls	TR-MT-000.F	65
	Twenty-foot equivalent unit (TEU) capacity	TR-MT-000.G	Not applicable

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ESG indexes
Task Force on Climate-related Financial Disclosures (TCFD)

Governance	Describe the board's oversight of climate-related risks and opportunities.	**Board's oversight** See page 55 for information on the board's oversight on climate-related risks and opportunity
	Describe management's role in assessing and managing climate-related risks and opportunities.	**Management's role** See page 55 for information on the management's role in assessing and managing climate-related risks and opportunity
Strategy	Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.	We recognise that climate change presents both risks and opportunities that may impact our business operations and long-term resilience. To ensure a structured approach to climate risk management, we define short-term as 0–2 years, medium-term as 3–5 years, and long-term as beyond 5 years, in alignment with our enterprise risk management (ERM) framework. We have identified a range of physical and transition risks that may affect our business under different time horizons: *1. Physical risks* Acute risks (short to medium term): The increasing frequency and severity of extreme weather events pose operational challenges. Disruptions to shipping routes due to storms or hurricanes could lead to delays and potential damage to vessels. Furthermore, extreme weather conditions may impact port infrastructure, affecting loading and unloading operations, resulting in higher operational costs and efficiency losses. Chronic risks (long term): A prolonged increase in global temperatures could impact vessel performance and the well-being of offshore employees. Higher temperatures may lead to reduced fuel efficiency and increased maintenance requirements. *2. Transition risks* Policy and regulatory risks (short to long term): Regulatory developments continue to shape the shipping industry's decarbonisation agenda. BW LPG faces increasing pressure from stricter emissions regulations under the International Maritime Organization (IMO), as well as regional carbon pricing mechanisms such as the EU Emissions Trading System (EU ETS) and potential carbon taxation in other jurisdictions. These evolving regulatory requirements could lead to higher compliance costs, increased reporting obligations, and potential restrictions on vessel operations. Market and reputational risks (medium to long term): Institutional investors, customers, and other stakeholders are placing a stronger emphasis on ESG performance, decarbonisation commitments, and transparency. Companies with inadequate climate transition strategies may face higher financing costs, reduced market access, and potential reputational risks. Maintaining a robust ESG strategy and aligning with industry best practices will be critical to sustaining long-term competitiveness.
	Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning.	Climate change and the transition to a low-carbon economy present both risks and opportunities for BW LPG. These factors influence our business operations, strategic decision-making, and financial planning over the short, medium, and long term. Acute physical risks resulting in the increasing frequency and severity of extreme weather events could disrupt global shipping operations, leading to delays, rerouting, or potential damage to vessels. These disruptions may result in higher operational costs, reduced service reliability, and increased insurance premiums. Regulatory compliance costs resulting in stricter environmental regulations, such as the IMO Carbon Intensity Indicator (CII) and Energy Efficiency Existing Ship Index (EEXI), may require BW LPG to invest in vessel retrofits, adopt new energy-efficient technologies, or transition to alternative fuels. Compliance with these evolving regulations will increase capital and operational expenditures. While regulatory compliance and sustainability investments will increase costs in the short to medium term, they also present opportunities for long-term cost optimisation through improved fuel efficiency, reduced carbon pricing exposure, and enhanced operational performance. The transition to low-carbon shipping will require substantial investments in fleet modernization, retrofits, and alternative fuels infrastructure. These expenditures are necessary to maintain compliance with regulations and position BW LPG for long-term resilience.

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Task Force on Climate-related Financial Disclosures (TCFD) (continued)

Strategy (continued)	Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	BW LPG is committed to enhancing the resilience of our business strategy by assessing how different climate-related scenarios, including a 2°C or lower scenario, could impact our operations, financial performance, and long-term sustainability. To deepen our understanding of climate-related risks and opportunities, BW LPG will conduct a climate scenario analysis in FY2025. This analysis will explore multiple climate trajectories over varying time horizons, considering potential regulatory changes, market dynamics, physical climate risks, and technological advancements in the maritime industry.
Risk management	Describe the organisation's processes for identifying and assessing climate-related risks.	**Risk identification and assessing process** See page 52 for information on BW LPG's Risk Management (or Form 20-F's risk management)
	Describe the organisation's processes for managing climate-related risks.	**Process to manage climate-related risks including process to decide and prioritise** See pages 53 and 54 for information on BW LPG's Risk Management (or Form 20-F's risk management)
	Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management.	**Processes for identifying, assessing, and managing climate-related risks are integrated into their overall risk management** See page 52 for information on BW LPG's Risk Management (or Form 20-F's risk management)
Metrics and targets	Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	**Key metrics used to measure and manage climate-related risks and opportunities** See page 66 for information on emissions and energy
	Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	**Emissions disclosure** See page 63 for information on Scope 1 and 2 data
	Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	**Target and goals** See page 32 for information on emissions and energy targets

< **73** >

Headquarters Singapore

10 Pasir Panjang Road #17-02
Mapletree Business City
Singapore 117438
Tel: +65 6705 5588
Email: communications@bwlpg.com



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